EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
 OPERATIONS AND FINANCIAL CONDITION

 FOR THE YEAR ENDED DECEMBER 31, 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Operations and Financial Condition ("MD&A") should be read in conjunction with Yamana Gold Inc.'s (the "Company" or "Yamana") most recently issued annual consolidated financial statements for the year ended December 31, 2019. (All figures are in United States Dollars ("US Dollars") unless otherwise specified and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The Company has included certain non-GAAP financial measures, which the Company believes, that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The non-GAAP financial measures included in this MD&A include:

•Cash costs per gold equivalent ounce ("GEO") sold;
•All-in sustaining costs ("AISC") per GEO sold;
•Net debt;
•Net free cash flow;
•Average realized price per ounce of gold/silver sold; and
•Average realized price per pound of copper sold.

Reconciliations associated with the above performance measures can be found in Section 11: Non-GAAP Performance Measures in this MD&A.

Cautionary statements regarding forward-looking information and mineral reserves and mineral resources can be found in Section 12: Disclosure Controls and Procedures in this MD&A.

1.   HIGHLIGHTS AND RELEVANT UPDATES

For the year ended December 31, 2019

•Exceeded gold production guidance for the year with annual production of 900,339 ounces, compared to guidance of 899,000 ounces.

•Exceeded silver production guidance for the year with annual production of 10,640,156 ounces compared to guidance of 10,000,000 ounces, representing a significant over-performance of 6%.

•Exceeded gold equivalent ounce ("GEO") production guidance for the year with annual production of 1,024,454 GEO compared to guidance of 1,010,000 GEO, notwithstanding a higher GEO ratio than that assumed when 2019 guidance was set. GEO assumes gold ounces plus the gold equivalent of silver ounces using a ratio of 85.54 and 86.02 for the three months and year ended December 31, 2019, respectively, and 81.30 and 79.60 for the three months and year ended December 31, 2018, respectively.

•Production costs for the year were in line with guidance. Guidance ranges are after the inclusion of adjustments noted during the year, including the removal of production from Chapada in the second half of the year, decisions to spend more on exploration and the higher GEO ratios observed as noted above.

Total Yamana(i) production performance relative to guidance is summarized as follows:

Total Yamana (i)	2019 Actual	2019 Guidance	% increase
Gold Production (ounces) (ii)	900,339	899,000	—%
Silver Production (ounces)	10,640,156	10,000,000	6%
GEO Production (ounces) (ii)	1,024,454	1,010,000	1%

•Strong yearly cash flows as follows:
◦Cash flows from operating activities of $521.8 million and cash flows from operating activities before net change in working capital of $590.5 million, which significantly exceeded prior year cash flows.
◦Net free cash flow(iv) of $358.4 million, which significantly exceeded prior year net free cash flow(iv).

•Net earnings attributable to the Company's equity holders for the year ended December 31, 2019 were $225.6 million or $0.24 per share basic and diluted, including the positive impact of the sale of the Chapada asset during the year, compared to a net loss of $284.6 million or $0.30 per share basic and diluted for the year ended December 31, 2018.
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For a list of adjustments not reflective of current and ongoing operations, which may be used to adjust or reconcile input models in consensus estimates, refer to Section 3: Review of Financial Results.

•Debt decreased as follows:
◦Total debt decreased by $710.8 million during the year.
◦Net debt(iv) decreased more significantly, by $771.1 million as a result of increased cash balances largely as a result of the significant increase in cash flows.
◦Net debt(iv) decreased to $889.1 million.

•Cash balances increased to $158.8 million, in comparison to $98.5 million in the prior year, an increase of $60.3 million.

•Increased gold mineral reserves and mineral resources as follows:
◦Mineral reserve depletion for 2019 was fully replaced on a consolidated basis, excluding assets disposed of in 2019.
◦Increased mineral resources on a consolidated basis. Measured and indicated mineral resources increased, and there was a substantial increase in inferred mineral resources of 27%.
Refer to Section 4: Operating Segments Performance and Section 6: Mineral Reserve and Mineral Resource Estimates for additional details on how the Company's exploration programs continue to deliver on mineral resources discovery and mineral reserve replacement and growth.
•Discovery of East Gouldie, a new mineralized zone at the Canadian Malartic mine, which contributed significantly to inferred mineral resources of the mine at year end. On a 50% basis, the zone added 12.8 million tonnes of inferred mineral resources at 3.34 g/t, for a total of approximately 1.4 million ounces.

•The Company increased its dividend cumulatively by 150% to $0.05/share annually for the first quarter of 2020, in relation to dividends paid during the third quarter of 2019 of $0.02/share.
◦The Company adopted a policy of treating dividends, amongst other measures, on a per ounce basis, and established a program pursuant to which it would establish a reserve fund to protect the dividend for a minimum of three years.
◦With increases in sustainably higher free cash flow, the Company is targeting the payment of a dividend between the current rate of approximately $50 per GEO and $100 per GEO.
◦The Company will continue to maintain a balance between the sustainable payment of dividends with reinvestment in the Company and further improvements to the balance sheet.

•Completion and advancement of several strategic initiatives during the year including:
◦Jacobina expansion scenarios
▪At Jacobina, a pre-feasibility study ("PFS") to identify optimum mining and processing expansion scenarios, evaluate project economics, and determine a project development schedule that includes the timing for permit applications is expected to be completed in the first quarter of 2020.
▪Pending favourable pre-feasibility study results and capital allocation decisions, investment for Phase 2 would occur mostly in 2021 and 2022, with the objective of being at the higher throughput level at the beginning of 2023.
◦Agua Rica integration agreement and PFS
▪On March 7, 2019, the Company announced the signing of an integration agreement with Glencore International AG and Newmont Corporation whereby the Agua Rica project would be developed and operated using the existing infrastructure and facilities of Minera Alumbrera Limited.
▪The integration would give the Company 56% ownership in the integrated project, which carries significantly less development risk, as certain infrastructure would not need to be constructed.
▪During the year, the Company announced positive PFS results, which underscored Agua Rica as a long life, low-cost project with robust economics and studies were advanced to optimize Agua Rica in preparation for a planned feasibility study in 2020.
◦Sale of Chapada mine
▪The Company completed the sale of the Chapada mine and received initial upfront cash consideration of $800.0 million on closing, in addition to other consideration. Refer to Note 6 to the Company's Consolidated Financial Statements for the year ended December 31, 2019 for additional details.

For the three months ended December 31, 2019

•Quarterly gold production from Yamana Mines(iii) of 221,595 ounces(ii) and silver production of 2,967,867 ounces was in line with plan, at costs in line with expectations. GEO production comprised 256,288 GEO(ii).

•Net earnings attributable to the Company's equity holders for the three months ended December 31, 2019 of $14.6 million or $0.02 per share basic and diluted, compared to a net loss of $61.4 million or $0.06 per share basic and diluted for the three months ended December 31, 2018. For a list of adjustments not reflective of current and ongoing
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operations, which may be used to adjust or reconcile input models in consensus estimates, refer to Section 3: Review of Financial Results.

•Strong quarterly cash flows as follows:
◦Cash flows from operating activities of $201.7 million and cash flows from operating activities before net change in working capital of $176.6 million, which significantly exceeded those of the comparative prior year period and prior quarter.
◦Net free cash flow(iv) of $136.5 million, which significantly exceeded that of the comparative prior year period and prior quarter.

•Cash flows exceeded the average of the three preceding quarters, as follows:
◦cash flows from operating activities exceeded the average by 91%,
◦cash flows from operating activities before net change in working capital exceeded the average by 29%, and
◦net free cash flow(iv) exceeded the average by 87%.

•Debt decreased as follows:
◦Total debt decreased by $0.9 million during the quarter.
◦Net debt(iv) decreased more significantly, by $59.8 million, as a result of increased cash balances largely as a result of the significant increase in cash flows.
◦Net debt(iv) decreased to $889.1 million.

•Cash balances increased to $158.8 million, in comparison to $99.9 million as of the end of the prior quarter, an increase of $58.8 million.

(i)Total Yamana includes production from all Yamana Mines(iii), and production from Chapada prior to divestment on July 5, 2019.
(ii)Included in fourth quarter and full year 2019 production figures are 3,137 gold ounces of pre-commercial production, related to the Company's 50% interest in the Canadian Malartic mine's Barnat deposit.
(iii)Yamana Mines includes those mines in the Company's portfolio as of December 31, 2019: Canadian Malartic, Jacobina, Cerro Moro, El Peñón and Minera Florida.
(iv)A cautionary note regarding non-GAAP performance measures is included in Section 11: Non-GAAP Performance Measures.

OPERATING

GEO production from Yamana Mines(i) was 256,288, compared to 269,528 in the fourth quarter of 2018. The difference was driven primarily by higher fourth quarter of 2018 production from Cerro Moro, as the mine processed high gold grade and silver grade stockpile ore during its ramp up phase and a higher GEO ratio.

Yamana Mines total cost of sales were $1,117 and $1,142 per GEO for the quarter and year ended December 31, 2019, respectively, in line with prior year comparative costs. Yamana Mines AISC in the fourth quarter were $1,011 per GEO, and AISC for the year ended December 31, 2019 were $999 per GEO, also in line with prior year comparative costs. Strong production and cost performance was observed particularly at El Peñón and Jacobina in the fourth quarter.

Full year unitary costs for Total Yamana of $978 per GEO were in line with previous guidance and adjustments noted during the year that impacted costs, such as the impact on costs in relation to the sale of Chapada on July 5, 2019 and the GEO ratio. The sale of Chapada, which had been included in original guidance for the full year, resulted in an increase to 2019 AISC of approximately $30 per GEO. In addition, differences in guided versus actual GEO ratios negatively impacted costs on a per GEO basis.

AISC included the addition of funds that were deliberately spent on sustaining exploration capital to further advance robust drilling results being obtained across the Company's operations. Despite the additional spend, the Company was able to do so without impacting margins, which improved due to the rise in metal prices.

The decision to concentrate sustaining capital spending in the second half of the year further impacted AISC in the fourth quarter. In particular, additional capital development at Jacobina and El Peñón in the second half supported high quarterly rates of mining and production in 2019 and improved access and flexibility in mining operations during 2020.

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	For the three months ended December 31,		For the year ended December 31,
	2019	2018	2019	2018
GEO
Production - Yamana Mines (i)(iii)	256,288	269,528	972,143	920,347
Production - Total Yamana (ii)(iii)	256,288	332,660	1,024,454	1,133,635
Sales - Yamana Mines (i)(iii)	257,904	263,850	990,005	879,084
Sales - Total Yamana (ii)(iii)(viii)	257,743	321,948	1,039,583	1,089,804
Per GEO sold data (iv)
Total cost of sales - Yamana Mines (i)(v)	$1,117	$1,101	$1,142	$1,109
Total cost of sales - Total Yamana (ii)(v)	$1,118	$1,027	$1,109	$1,047
Cash costs - Yamana Mines (i)(iv)	$656	$653	$679	$692
Cash costs - Total Yamana (ii)(iv)	$656	$657	$667	$692
AISC - Yamana Mines (i)(iv)	$1,011	$939	$999	$998
AISC - Total Yamana (ii)(iv)	$1,012	$921	$978	$971

Gold and silver production for the quarter was as follows:

	For the three months ended December 31,		For the year ended December 31,
	2019	2018	2019	2018
Gold
Production - Yamana Mines (ounces) (i)(iii)	221,595	229,352	848,029	819,615
Production - Total Yamana (ounces) (ii)(iii)	221,595	292,484	900,339	1,032,903
Sales - Yamana Mines (ounces) (i)(iii)	223,593	226,322	862,130	793,742
Sales - Total Yamana (ounces) (ii)(iii)(viii)	223,433	284,420	911,708	1,004,462
Per ounce data
Revenue	$1,486	$1,223	$1,392	$1,263
Average Realized Price (iv)(vi)	$1,484	$1,226	$1,387	$1,267
Average market price (vii)	$1,480	$1,226	$1,392	$1,268

Silver
Production (ounces) (i)(iii)	2,967,867	3,264,695	10,640,156	8,023,046
Sales (ounces) (i)(iii)	2,935,673	3,065,102	11,009,552	7,000,887
Per ounce data
Revenue	$17.55	$14.59	$16.39	$15.37
Average Realized Price (iv)(vi)	$17.50	$14.59	$16.26	$15.37
Average market price (vii)	$17.31	$14.56	$16.20	$15.71

Gold and silver production from Yamana Mines(i) for the comparative quarter do not provide a meaningful comparison to the current quarter, as production from Cerro Moro was above normal levels due to the reliance on a high grade stockpile which had been accumulated during the ramp up phase in 2018.

Quarterly gold production from Yamana Mines(i) was the strongest in 2019 during the fourth quarter, driven by strong operational results from El Peñón and Jacobina in particular, which performed well above plan.

Copper production is no longer relevant to the current operations of the Company, following the disposal of the Chapada mine on July 5, 2019. Copper production was 61.1 million pounds for the year ended December 31, 2019, and 39.0 million pounds and 129.2 million pounds for the three months and year ended December 31, 2018, respectively. Current year production reflects Yamana's attributable production up to the date of divestiture of Chapada.

(i)Yamana Mines includes those mines in the Company's portfolio as of December 31, 2019: Canadian Malartic, Jacobina, Cerro Moro, El Peñón and Minera Florida.
(ii)Total Yamana includes production and sales of Yamana Mines; and Chapada, and Gualcamayo, which were disposed of in July 2019 and December 2018, respectively. Excludes Brio Gold sales ounces of 70,752 for the year ended December 2018, that were 100% consolidated in the Company's financial results prior to disposal in May 2018.
(iii)Included in fourth quarter 2019 and year-ended December 31, 2019 production figures are 3,137 gold ounces of pre-commercial production, related to the Company's 50% interest in the Canadian Malartic mine's Barnat deposit. Comparative production figures for the year-ended December 31, 2018 include 8,625 gold ounces and 333,878 silver ounces of pre-commercial production related to Cerro Moro, which achieved commercial production on June 26, 2018. Pre-commercial production ounces are excluded from sales figures, although the pre-commercial production ounces that were sold during their respective period of production had their corresponding revenues and cost of sales capitalized to mineral properties.
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(iv)A cautionary note regarding non-GAAP performance measures and their respective reconciliations is included in Section 11: Non-GAAP Performance Measures of this MD&A. Comparatives have been restated to reflect the changes adopted in the current period.
(v)Total cost of sales consists of the sum of 'cost of sales excluding Depletion, Depreciation and Amortization' ("DDA") plus DDA.
(vi)Realized prices based on gross sales compared to market prices for metals may vary due to the timing of the sales.
(vii)Source of information: Bloomberg.
(viii)Total Yamana sales quantities in the fourth quarter were impacted by final assay quantity adjustments on Chapada concentrate sales made prior to disposal, but settled in the fourth quarter.

STRATEGIC DEVELOPMENTS

Jacobina, Brazil

During the year, the Company announced increases to mineral reserves and mineral reserve grades at Jacobina of 8.6% and 2.6%, respectively, versus year-end 2018. This movement was in addition to overall mineral reserve grade growth in 2018, which when combined with the mid-year update, represented a 5.3% increase from year-end 2017.

With continued improvements to the sustainable cost structure and development productivity at the mine, Jacobina was able to incorporate ore previously categorized as mineral resources in the mineral reserve category. The decision to include lower grade supplemental ore, encountered as a halo to the core mineral reserves, had the impact of slightly decreasing total mineral reserve grade but significantly increasing economical mineral reserve ounces. This supplemental ore halo has been effectively and profitably mined over the past few quarters. The updated mineral reserves of the Company comprise:
•29.17 million tonnes at a grade of 2.40 g/t in the core zone, for a total of 2.25 million ounces
•5.01 million tonnes at a grade of 1.53 g/t in the supplemental halo zone, for a total of 246 thousand ounces
•For a total mineral reserve of 34.18 million tonnes at a grade of 2.27 g/t, for a total of 2.49 million ounces

The Company’s mine plan prioritizes the mining of the core mineral reserves with a grade of 2.40 grams per tonne, and defers the majority of the mining and processing of the supplemental halo mineral reserves until late in the mine life. The observed increase in mineral reserves and mineral reserves grade during the mid-year and year-end update supports annual gold production above 170,000 ounces, which was previously guided as the target after the completion in mid-2020 of Phase 1, a modest plant optimization with a sustainable level of 6,500 tonnes per day ("tpd").

The mineral reserve increase also further supports the potential for Phase 2, where production is expected to increase to approximately 225,000 ounces per year, with a likely scenario for plant throughput in the range of 7,500 tpd to 8,500 tpd, while maintaining gold recoveries of between 96%-97%.

A PFS to identify optimum mining and processing expansion scenarios, evaluate project economics, and determine a project development schedule including the timing for permit applications is expected to be completed in the first quarter of 2020.

Consistent with the Company's approach to committing capital, and returns, the Company considers projects for which after-tax returns are a multiple of its cost of capital, preferably double-digit, and as a rule of thumb exceeding 15%. However, acceptable returns are influenced by the level of project risk, meaning that a project with substantially reduced risk could be developed with a lower return.

Investment for Phase 2 is not expected to occur until 2021, subject to positive PFS results, with the objective of being at the higher throughput level at the beginning of 2023. The decision to proceed with the investment will be driven by the expansion of the plant throughput, thus bringing forward cash flows, but also an extension of mine life from continued exploration success and improvements to Jacobina’s core zone average mineral reserve grade, which would support the investment decision.

Refer to the Company's September 5, 2019 Press Release "Yamana Gold Increases Reserve Grade, Significantly Increases Reserves and Announces Further Positive Exploration Results at Jacobina Mine" for further details. This press release, and all other press releases referenced in this MD&A, are available on the Company's website at www.yamana.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Agua Rica, Argentina

During the year, the Company announced an integration agreement with Glencore International AG and Newmont Corp (collectively the “Parties”), pursuant to which the Agua Rica project would be developed and operated using the existing infrastructure and facilities of Minera Alumbrera Limited (“Alumbrera”) in the Catamarca Province of Argentina. The Company would own 56% of the integrated project. The Parties established a Technical Committee to direct the advancement of the Integrated Project.

The integration significantly de-risks the development of Agua Rica due to the ability to rely on the current Alumbrera plant and infrastructure. Infrastructure development was previously identified as a principal risk of development of the project. The Company believes that the ability to integrate the project and utilize the existing facilities reduces both the risk of obtaining permitting associated with tailings and the environmental footprint of the project.

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On July 19, 2019, the Company announced positive PFS results, and underscored Agua Rica as a long life, low-cost project with robust economics and opportunities to realize further value, including converting economic-grade inferred mineral resources and expanding throughput scenarios to increase metal production and returns, among other opportunities. The Integrated Project generates significant synergies by bringing together the extensive mineral reserves of Agua Rica with the existing infrastructure of Alumbrera to create a unique, high quality and low risk brownfield project with an optimized environmental footprint that will bring significant value to shareholders, local communities and stakeholders.

The PFS highlights include a long mine life of 28 years, annual production for the first 10 full years increased to 533 million pounds of copper equivalent(i) production, cash costs decreased to $1.29 per pound, all-in sustaining costs (“AISC”) decreased to $1.52 per pound for the first ten years of production, net present value (“NPV”) increased to $1.935 billion and an increased internal rate of return (“IRR”) of 19.7%(ii).

During 2019, the Parties advanced studies to optimize the Project in preparation for a planned feasibility study in 2020. Furthermore, proven and probable copper mineral reserves increased from year end 2018 by 21% to 11.8 billion pounds and gold mineral reserves increased by 13% to 7.4 million ounces.

(i)Copper equivalent metal includes copper with gold, molybdenum, and silver converted to copper-equivalent metal based on the following metal price assumptions: $6,614 per tonne of copper, $1,250 per ounce for gold, $24,250 per tonne for molybdenum, and $18.00 per ounce for silver.
(ii)Assuming metal prices of $3.00 per pound of copper, $1,300 per ounce of gold price, $18.00 per ounce of silver, $11.00 per pound of molybdenum and using an 8% discount rate.

Expansion opportunities at Canadian Malartic, Canada

Exploration programs are ongoing to evaluate several deposits and prospective exploration areas to the east of the Canadian Malartic open pit, including the new mineralized zone discovery of East Gouldie, as well as Odyssey, East Malartic, Sladen, Sheehan and Rand. These discoveries have the potential to provide new, mostly underground sources of ore for the Canadian Malartic mill, replacing a portion of the lower grade open pit ores and thereby increasing production and extending mine life. Access for additional underground drilling and possible mining would be by ramp extending from the Odyssey zone. The permit allowing for the development of an underground ramp was received in December 2018.

Drilling at East Gouldie has yielded a number of positive intercepts and results indicate that the East Gouldie, East Malartic and Sladen zones are converging at depth, increasing the level of confidence in the economic potential of overall mineral resources below 1,000 meters.

East Gouldie contributed to the meaningful increase in inferred mineral resource figures for East Malartic at year-end 2019. This increase comes after only one year of exploration, following the initial discovery hole in November 2018. The East Gouldie zone remains open and exploration continues to investigate probable extensions of the known mineral envelope.

The Partnership is evaluating scenarios to optimize the project, which includes discussions with royalty holders and other stakeholders to enhance the economics of the project. Given the Company's robust pipeline of development projects, the Company does not currently anticipate approving the project for development unless these discussions are successful and the project economics are improved.

Further details are available in the Company's September 9, 2019 Press Release "Yamana Gold Provides Exploration Update on the Canadian Malartic Mine; Announces Discovery of East Gouldie Zone".

Sale of Chapada, Brazil and Related Consideration

On July 5, 2019, the Company completed the sale of the Chapada mine. The Company received the initial upfront cash consideration of $800.0 million on closing, and additional consideration includes a cash payment contingent on the development of a pyrite roaster at Chapada, a 2% net smelter return (“NSR”) royalty on the Suruca gold project in the Chapada complex, and the right to receive additional cash consideration based on the price of gold over the five-year period from the date of closing (“the Gold Price Instrument”). During the third quarter, the Company structured a sale and assigned its rights and obligations on the Gold Price Instrument through a competitive bidding process to a financial institution, obtaining cash proceeds of $65.5 million on the sale of the instrument.

With regards to the Suruca NSR, the Company is considering a possible monetization of the royalty, which would allow the significant gain on realization on the sale of Chapada to have further upside potential and would add to the already monetized $865.5 million in cash obtained on sale.

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HEALTH, SAFETY, ENVIRONMENT AND CORPORATE RESPONSIBILITY

Health, safety, environment and community relations programs are integrated into all our operations. Yamana recognizes the importance of striving to meet and exceed our corporate social responsibility objectives and the role these efforts have in delivering on our overall objective of creating value for all stakeholders. Recent highlights are as follows:

•The Company's Total Recordable Injury Frequency Rate was 0.57(i) for 2019. This represents a 5% decrease from 2018, and a 24% decrease over the past 3 years.

•El Peñón has completed 2019 without a Lost Time Injury ("LTI"). This is their second consecutive calendar year, marking over 8.9 million work hours without a LTI.

•In August, El Peñón received an award from CORESEMIN (Antofagasta Regional Mining Health and Safety Committee) for “Outstanding Joint Committee on Hygiene and Safety” at a Regional Mining Ceremony.

•Yamana achieved a fourth year with no material environmental or social incidents.

(i)Calculated on 200,000 hours worked and includes employees and contractors. Does not include Canadian Malartic.

FINANCIAL

For the three months ended December 31, 2019

Net earnings attributable to the Company's equity holders for the three months ended December 31, 2019 were $14.6 million or $0.02 per share basic and diluted, compared to a net loss of $61.4 million or $0.06 per share basic and diluted for the three months ended December 31, 2018.

Earnings for the three months ended December 31, 2019 were negatively impacted by $12.1 million of certain non-cash and other items that management believes are not reflective of current and ongoing operations, and which may be used to adjust or reconcile input models in consensus estimates. For a full listing of reconciling items between net earnings and adjusted net earnings for the current and comparative quarters, refer to Section 3: Review of Financial Results.

As expected, revenue in the three months ended December 31, 2019 was not meaningfully comparable with the same quarter in 2018 due to the sale of assets. However, lower sales volumes were partially offset by higher average realized prices for gold and silver in the current quarter, with the overall decrease in revenue being primarily attributable to copper.

Cash flows from operating activities(iii) were $201.7 million in the fourth quarter, compared to $114.7 million in the fourth quarter of 2018. The change was driven by higher gross margins due to favorable metal price increases with stable costs across Yamana Mines, and a positive net change in working capital. In addition, the fourth quarter of 2018 had a one-time payment to the Brazilian tax authorities for $33.3 million that adversely affected cash flows. Fourth quarter working capital movement was positively impacted by the timing of receipt of certain invoices throughout several of the Company's operations, for a total of approximately $21.0 million. The late receipt of invoices caused payable balances to increase above those levels that are considered customary. The Company anticipates that this seasonal buildup of payable balances will partly normalize in the first quarter of 2020.

Net free cash flow(iv) was $136.5 million in the fourth quarter, compared to $106.0 million in the fourth quarter of 2018. The change is driven largely by higher gross margins due to favorable metal price increases with stable costs across Yamana Mines, lower sustaining capital expenditures, and a positive net change in working capital.

Overall, mine operating earnings, operating earnings, net earnings, cash flows from operating activities(iii) and net free cash flow(iv) for the fourth quarter were higher than the same period in 2018, although prior year results included contributions from the Company's Gualcamayo and Chapada mines (divested December 2018 and July 2019, respectively).

For the year ended December 31, 2019

Net earnings attributable to the Company's equity holders for the year ended December 31, 2019 were $225.6 million or $0.24 per share basic and diluted, compared to a net loss of $284.6 million or $0.30 per share basic and diluted for the year ended December 31, 2018. This significant increase in net earnings was primarily due to a $273.1 million gain recorded on the sale of the Company's Chapada mine in the third quarter, and the absence of any impairment write downs in the current year.

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Earnings for the year ended December 31, 2019 were positively impacted by $106.1 million of certain non-cash and other items that management believes are not reflective of current and ongoing operations, and which may be used to adjust or reconcile input models in consensus estimates. Significant adjusting items in the year ended 2019 include:

•A $273.1 million gain related to the sale of the Company's Chapada mine;
•A gain of $11.5 million related to the sale of the Gold Price Instrument;
•A $13.0 million loss, representing the Company's share of a provision recognized by our associate against its deferred income tax assets;
•A one-time expense of $35.0 million, representing the financing costs associated with the early redemption of certain of the Company's senior notes, in connection with the sale of Chapada;
•Losses totalling $26.9 million related to one-time tax adjustments;
•$17.9 million of losses related to non-cash tax on unrealized foreign exchange;
•$15.0 million of share-based compensation expense and mark-to-market on deferred share units;
•Losses of $31.5 million related to other provisions, write-downs and adjustments; and
•$29.0 million of non-cash unrealized foreign exchange losses.

For a full listing of reconciling items between net earnings and adjusted net earnings for the current and prior years, refer to Section 3: Review of Financial Information.

Revenue in the year ended December 31, 2019 was not meaningfully comparable with 2018. This is primarily attributable to the absence of contributions from Gualcamayo and Brio Gold and lower contributions from Chapada. Lower sales volumes from the divested mines were partially offset by higher realized prices for gold and silver, with the overall decrease in revenue being primarily attributable to lower copper contribution during the year.

Cash flows from operating activities(iii) were $521.8 million for the year ended December 31, 2019, compared to $404.2 million for December 31, 2018. The change is driven largely by higher gross margins due to favorable metal price increases with stable costs across Yamana Mines, and a positive net change in working capital. In addition, the year ended 2018 had one-time payments to the Brazilian tax authorities for $101.3 million, that adversely affected cash flows.

Net free cash flow(iv) was $358.4 million for the year ended December 31, 2019, compared to $219.8 million for the December 31, 2018. The change is driven largely by higher gross margins due to favorable metal price increases with stable costs across Yamana Mines, decreased sustaining capital expenditures, and a positive net change in working capital.

Mine operating earnings, operating earnings and net earnings were in line with the comparative period when normalized for gains on sale of assets and impairment related charges. Cash flows from operating activities(iii) and net free cash flow(iv) for the full year were higher than the same period in 2018. These results are despite prior year results including contributions from the Company's Gualcamayo and Chapada mines (divested December 2018 and July 2019, respectively), as well as Brio Gold (divested in May 2018).

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For the three months ended December 31,			For the year ended December 31,
(In millions of US Dollars; unless otherwise noted)	2019	2018	2019	2018	2017
Revenue	$383.8	$483.4	$1,612.2	$1,798.5	$1,803.8
Cost of sales excluding DDA	(169.4)	(266.2)	(782.8)	(1,010.0)	(1,042.4)
Gross margin excluding DDA	$214.4	$217.2	$829.4	$788.5	$761.4
Depletion, depreciation and amortization ("DDA")	(119.0)	(130.9)	(471.7)	(438.3)	(426.8)
Impairment of mining properties	—	(46.0)	—	(149.0)	(256.9)
Mine operating earnings	$95.4	$40.3	$357.7	$201.2	$77.7
General and administrative	(19.3)	(21.0)	(79.4)	(91.8)	(113.6)
Exploration and evaluation	(3.3)	(3.6)	(10.3)	(13.0)	(21.2)
Share of (loss) earnings of associate	(0.3)	4.5	(16.3)	5.5	—
Other operating (expenses) income, net	(5.6)	(11.0)	222.4	9.3	(23.6)
Impairment of non-operating mining properties	—	14.0	—	(153.0)	(99.6)
Operating earnings (loss)	$66.9	$23.2	$474.1	$(41.8)	$(180.3)
Finance costs	(21.6)	(32.0)	(144.2)	(137.4)	(110.8)
Other (costs) income, net	(3.5)	0.2	(19.6)	2.5	(20.9)
Net earnings (loss) before income taxes	$41.9	$(8.6)	$310.3	$(176.7)	$(312.0)
Income tax (expense) recovery, net	$(27.3)	$(52.8)	$(84.7)	$(121.0)	$113.9
Net earnings (loss)	$14.6	$(61.4)	$225.6	$(297.7)	$(198.1)

Attributable to:
Yamana Gold Inc. equity holders	$14.6	$(61.4)	$225.6	$(284.6)	$(188.5)
Non-controlling interests	$—	$—	$—	$(13.1)	$(9.6)
	$14.6	$(61.4)	$225.6	$(297.7)	$(198.1)
Per share data
Earnings (loss) per share - basic and diluted (i)	$0.02	$(0.06)	$0.24	$(0.30)	$(0.20)
Dividends declared per share	$0.010	$0.005	$0.030	$0.020	$0.020
Dividends paid per share	$0.010	$0.005	$0.025	$0.020	$0.020
Weighted average number of common shares outstanding (thousands)
Basic	950,433	949,337	950,266	949,030	948,187
Diluted	952,315	949,337	951,924	949,030	948,187

Cash flows (ii)
Cash flows from operating activities (iii)	$201.7	$114.7	$521.8	$404.2	$484.0
Cash flows from operating activities before net change in working capital (iv)	$176.6	$115.8	$590.5	$566.3	$498.0
Cash flows from (used in) investing activities	$(96.4)	$(91.4)	$432.0	$(329.6)	$(644.2)
Cash flows (used in) from financing activities	$(46.9)	$(49.3)	$(892.5)	$(134.3)	$217.9
Net free cash flow (iv)	$136.5	$106.0	$358.4	$219.8	$251.6
(i)Attributable to Yamana Gold Inc. equity holders.
(ii)For further information on the Company's liquidity and cash flow position, refer to Section 7: Financial Condition and Liquidity.
(iii)Cash flows from operating activities for the three months and year ended December 31, 2019, include the impact of $4.2 million (2018: $38.5 million) and $79.4 million (2018: $99.5 million and 2017: $8.6 million), respectively in non-cash deferred revenue recognized in respect of metal sales agreements and other, including $53.2 million associated with the copper advanced sales program in the year ended December 31, 2019 ($34.8 million and $78.0 million for the three months and year-ended December 31, 2018, respectively, and $nil for the year-ended December 31, 2017).
(iv)A cautionary note regarding non-GAAP performance measures is included in Section 11: Non-GAAP Performance Measures.

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Balance Sheet and Liquidity

As at December 31, 2019, the Company had cash and cash equivalents of $158.8 million and available credit of $750.0 million, for total available liquidity of $908.8 million.

As at, (In millions of US Dollars)	December 31, 2019	December 31, 2018	December 31, 2017
Total assets	$7,117.2	$8,012.9	$8,763.3
Total long-term liabilities	$2,489.2	$3,492.7	$3,535.3
Total equity	$4,219.9	$4,024.0	$4,447.3
Working capital (i)	$(6.7)	$(67.2)	$58.7
Cash and cash equivalents	$158.8	$98.5	$148.9
Debt (current and long-term) (ii)	$1,047.9	$1,758.7	$1,857.7
Net debt (iii)	$889.1	$1,660.2	$1,708.8
(i)Working capital is defined as the excess of current assets over current liabilities, which includes the current portion of long-term debt and assets and liabilities of disposal groups held for sale for applicable reporting periods.
(ii)On July 5, 2019, the Company completed the sale of its Chapada mine and received the initial upfront cash consideration of $800.0 million upon closing. Concurrently with the closing, the Company used $385.0 million of the consideration to repay outstanding indebtedness under the revolving credit facility; and the remaining $415.0 million was used by the Company to prepay portions of certain series of the Company's senior notes.
(iii)A cautionary note regarding non-GAAP performance measures is included in Section 11: Non-GAAP Performance Measures.

Capital Expenditures

For the three months ended December 31,	2019	2018	2019	2018	2019	2018	2019	2018
(In millions of US Dollars)	Sustaining and other		Expansionary		Exploration		Total (ii)
Canadian Malartic	$13.5	$11.4	$9.8	$8.9	$0.1	$0.4	$23.4	$20.7
Jacobina	8.2	5.1	6.9	9.4	2.7	1.7	$17.8	$16.2
Cerro Moro	11.9	9.4	2.6	1.7	3.8	3.0	$18.3	$14.1
El Peñón	7.6	7.4	0.3	1.1	2.8	4.7	$10.7	$13.2
Minera Florida	3.7	4.4	2.9	10.5	2.3	3.9	$8.9	$18.8
Other (i)	1.7	14.8	2.8	4.6	2.2	4.8	$6.7	$24.2
	$46.6	$52.5	$25.3	$36.2	$13.9	$18.5	$85.8	$107.2
(i)Included in Other for the comparative period are capital expenditures relating to Gualcamayo and Chapada, the latter of which was disclosed separately in the comparative period. Comparatives have been adjusted to conform to the change in presentation adopted in the current period.
(ii)Net of movement in accounts payable and advances to suppliers, as applicable.

For the year ended December 31,	2019	2018	2019	2018	2019	2018	2019	2018
(In millions of US Dollars)	Sustaining and other		Expansionary		Exploration		Total (ii)
Canadian Malartic	$45.1	$46.4	$36.5	$31.4	$1.0	$4.0	$82.6	$81.8
Jacobina	24.5	21.0	30.7	20.6	6.5	5.9	$61.7	$47.5
Cerro Moro	23.5	15.0	3.7	61.3	16.2	11.3	$43.4	$87.6
El Peñón	30.8	31.8	0.8	1.1	18.1	17.9	$49.7	$50.8
Minera Florida	13.1	14.5	11.7	32.2	9.5	14.0	$34.3	$60.7
Other (i)	29.7	59.1	21.2	37.1	9.1	22.3	$60.0	$118.5
	$166.7	$187.8	$104.6	$183.7	$60.4	$75.4	$331.7	$446.9
(i)Included in Other are capital expenditures relating to Gualcamayo and Brio Gold (comparative period only) and Chapada, the latter of which was disclosed separately in the comparative period. Comparatives have been adjusted to conform to the change in presentation adopted in the current period. The comparative period also included capitalized interest of $8.3 million.
(ii)Net of movement in accounts payable and advances to suppliers, as applicable.

2. CORE BUSINESS, STRATEGY AND OUTLOOK

Yamana Gold Inc. (“Yamana” or the “Company”) is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas. The Company is listed on the Toronto Stock Exchange (trading symbol "YRI") and the New York Stock Exchange (trading symbol "AUY").

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The Company’s principal mining properties comprise the Cerro Moro mine in Argentina, the Canadian Malartic mine (50% interest) in Canada, the El Peñón and Minera Florida mines in Chile and the Jacobina mine in Brazil. The Company’s portfolio also includes a 20.4% interest in Leagold Mining Corporation ("Leagold") with mining properties in Brazil and Mexico. Subsequent to year end, on January 28, 2020, Equinox Gold Corporation and Leagold shareholders approved the merger of the two companies. Subsequent to the merger, which is expected to close in February of 2020, Yamana will own approximately 9% of the newly formed company on an undiluted basis. The Company also owns a 100% interest in Agua Rica, a large-scale copper, gold, silver and molybdenum deposit located in the province of Catamarca, Argentina. The Chapada mine in Brazil was sold during the third quarter.

Over the years, the Company has grown through strategic acquisitions to upgrade its portfolio and by pursuing organic growth to increase cash flows and unlock value at existing mines and non-producing assets. Looking ahead, the Company’s primary objectives include the following:

•Continued focus on the Company’s operational excellence program, advancing near-term and ongoing optimizations related to production, operating costs, and key performance objectives in Health, Safety, Environment and Corporate Responsibility. This includes the "One Team, One Goal: Zero" vision for sustainability, which reflects the Company's commitment to zero harm to employees, the environment and communities near its operations.

•Commitment to increasing value by improving cash flows and returns on invested capital, by gearing development opportunities towards such increases and improvements within the framework of the Company's balance sheet objectives.

•Optimizing and increasing mine life at the Company’s existing operating mines through exploration targeted on the most prospective properties, including:
◦Canadian Malartic, Cerro Moro, Jacobina, and Minera Florida as a result of exploration success and prospective geological settings;
◦Minera Florida, El Peñón and Jacobina with the objectives of increasing mine life while also improving grade and delivering potential for production increases through further delineation and infill drilling, and continuous improvement of production at Jacobina;
◦Exploration at Canadian Malartic to further identify and discover underground ore bodies.

•Advancing the Company’s generative exploration program to help lay the foundation for the next generation of Yamana Mines:
◦Concentrate investment on the Company’s most advanced exploration projects;
◦Pursue drilling programs at highly-prospective, early stage projects in the Company’s existing portfolio.

•Maximizing per share metrics related to the Net Asset Values ("NAV"), profitability and free cash flow of Yamana Mines, and cash returns on invested capital, first on producing and then non-producing assets:
◦Within the producing portfolio, attention remains focused on per share metrics related to the growth and quality of mineral reserves and mineral resources. Primary objectives include mine life extensions, scope for throughput increases, metal grade and recovery improvements, and cost reductions that are expected to improve margins and cash flow returns;
◦For non-producing assets, the focus is on improving NAV through exploration, drilling and technical/financial reviews, the advancements of exploration and mining permits, and community engagement. Over time, the Company will also consider strategic alternatives to enhance returns from the non-producing assets. This may include advancing the projects to producing assets, developing the assets through a joint venture or other strategic arrangements, or through monetization;

•Maximizing return on investments to shareholders through sustainable dividends, which will also be reported as dividends per GEO produced, resulting from disciplined management of financial resources and capital allocation:
◦The Company has employed a gradual and progressive approach to dividend increases as the Company’s cash balances continue to grow from increasing free cash flow, and successful and continuing initiatives to monetize its portfolio of non-producing assets and financial instruments;
◦Following the Company's initial capital spending and development phase from 2003 to 2006, the Company has consistently paid dividends since 2007, aggregating to over $900.0 million in dividends paid over 12 years;
◦To ensure the sustainability of dividends, the Company has implemented a policy establishing a cash reserve fund that will be available to be drawn upon, if required, were the gold price to decline and negatively impact margins over a longer period of time. While the balance in the cash reserve fund would change from time to time, the Company intends to maintain a balance that can support the current, or any future increased dividend, for a minimum period intended to be no less than three years, independent of prevailing gold prices.

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•Consistently optimize the Company's financial position to create financial flexibility, allowing the Company to execute on its business plan and increase shareholder value. During the third quarter, the Company successfully improved its financial flexibility with the repayment of:
◦$415.0 million in senior notes issued in March 2012 and June 2013 on a pro rata basis and indebtedness under the Company’s senior notes issued in June 2014 and December 2017; and
◦$385.0 million of indebtedness under the revolving credit facility.

This was achieved from proceeds from the sale of Chapada, which was completed on July 5, 2019 and which improved the financial flexibility of the Company; the repayment of debt in the third quarter with the cash proceeds resulted in a meaningful reduction in interest expense that will enhance net free cash flow generation and the significant expansionary capital that was required for Chapada has been avoided. Additionally, the Company monetized the Gold Price Instrument for $65.5 million, as previously mentioned. The Company will continue to consider the monetization of other assets, such as certain investments and its royalty portfolio, with the above objective in mind.

2020 - 2022 Production Guidance

The following table presents the Company's total gold, silver and gold equivalent ounces ("GEO") production expectations in 2020, 2021 and 2022. Actual production for the year-ended December 31, 2019 includes comparative operations, which comprise those mines in the Company's portfolio as of December 31, 2019. The Company notes that it guides on GEO production and costs based on a particular assumption of gold and silver prices. Although underlying gold and silver production does not change with the fluctuation in gold and silver prices, the change in the GEO ratio from such fluctuations may result in a different GEO production than that guided.

The Company looks at production within a normal range of +/- 2%, and the guidance values noted below reflect the mid-point of this production range for the 2020-2022 period. As guidance becomes less predictable three years out, in 2022, a greater allowance of +/- 3% is provided. The Company expects that the completion of the Phase 1 optimization of Jacobina, development successes at several of its mines, along with continued exploration success at Cerro Moro will be the main catalysts for its production levels in 2022.

The production profile for 2020 to 2022 shows sequential growth in gold production every year. Several growth opportunities are available, and in the near and medium-term the Company remains focused on optimizing the existing portfolio of five operating mines while also advancing studies for various expansion projects and longer term development assets.

The Company expects to continue its established trend of delivering stronger production in the second half of the year, with approximately 54% of production slated for the second half, along with quarterly sequential increases in production.

(000's ounces)	2019 Actual	2020 Guidance	2021 Guidance	2022 Guidance
Total gold production (i)(ii)	848	857	873	885
Total silver production	10,640	11,500	11,000	10,000
Total GEO production (i)(ii)	972	990	1,000	1,000
(i)Included in full year 2019 production figures are 3,137 gold ounces of pre-commercial production, related to the Company's 50% interest in the Canadian Malartic mine's Barnat deposit.
(ii)GEO assumes gold ounces plus the equivalent of silver ounces using a ratio of 86.02 for 2019, and a ratio of 86.10 for 2020, 2021 and 2022.

The following table presents mine-by-mine production results for Yamana Mines for 2019 and expectations for 2020.

(000's ounces)	Gold		Silver		GEO
	2019 Actual	2020 Guidance	2019 Actual	2020 Guidance	2019 Actual	2020 Guidance
Canadian Malartic (50%) (i)	335	330	—	—	335	330
Jacobina	159	162	—	—	159	162
Cerro Moro	121	117	6,323	7,500	195	204
El Peñón	160	162	4,317	4,000	210	209
Minera Florida	74	86	—	—	74	86
Yamana Mines (iv)	848	857	10,640	11,500	972	990

Cost Outlook

The following table presents cost of sales, cash costs and AISC results in 2019 and guidance ranges for 2020. The mid-point of the guided ranges are consistent with costs observed in the current period, highlighting the ability of the Company to contain
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costs and expand its margins. While there is a marginal increase in sustaining capital expenditures, the Company does not anticipate that it will impact margins due to the higher gold and silver price environment currently in place. With the expected higher production weighting in the second half of the year, the Company anticipates unitary costs to also trend lower in the second half, in relation to the first half of the year.

(In US dollars)	Total cost of sales per GEO sold (ii)		Cash costs per GEO sold (ii)		AISC per GEO sold (ii) (iii)
	2019 Actual	2020 Guidance	2019 Actual	2020 Guidance	2019 Actual	2020 Guidance
Canadian Malartic (50%) (i)	$1,011	$1,070-1,110	$601	$610-650	$782	$820-850
Jacobina	$947	$970-1,010	$593	$600-640	$845	$860-890
Cerro Moro	$1,293	$1,240-1,280	$725	$640-680	$969	$970-1,000
El Peñón	$1,209	$1,150-1,190	$726	$660-700	$1,003	$930-960
Minera Florida	$1,423	$1,220-1,260	$945	$790-830	$1,346	$1,130-1,160
Yamana Mines (iv)	$1,142	$1,130-1,170	$679	$640-680	$999	$980-1,020
(i)Included in full year 2019 production figures are 3,137 gold ounces of pre-commercial production, related to the Company's 50% interest in the Canadian Malartic mine's Barnat deposit. Pre-commercial production ounces are excluded from sales figures, although pre-commercial production ounces that were sold during their respective period of production had the corresponding revenues and cost of sales capitalized to mineral properties.
(ii)A cautionary note regarding non-GAAP financial measures and additional subtotals in financial statements are included in Section 11: Non-GAAP Performance Measures of this MD&A.
(iii)Mine site AISC includes cash costs, mine site general and administrative expense, sustaining capital, capitalized exploration and expensed exploration. Consolidated AISC incorporates additional non-mine site costs including corporate general and administrative expense.
(iv)Yamana Mines includes those mines in the Company's portfolio as of December 31, 2019: Canadian Malartic, Jacobina, Cerro Moro, El Peñón and Minera Florida

The following table presents sustaining capital and exploration spend results for 2019 and expectations by mine for 2020:

	Expansionary capital		Sustaining capital		Total exploration
(In millions of US Dollars)	2019 Actual	2020 Guidance	2019 Actual	2020 Guidance	2019 Actual	2020 Guidance
Canadian Malartic (50%)	$36.5	$25.0	$45.1	$53.0	$1.0	$10.0
Jacobina	30.7	20.0	24.5	24.0	6.5	7.0
Cerro Moro	3.7	5.0	23.5	40.0	16.2	18.0
El Peñón	0.8	—	30.8	30.0	18.1	18.0
Minera Florida	11.7	18.0	13.1	15.0	9.5	11.0
Other capital	11.4	21.0	5.1	2.0	7.7	—
Generative exploration	—	—	—	—	3.9	14.0
Other exploration and overhead	—	—	—	—	5.6	6.0
Total	$94.8	$89.0	$142.2	$164.0	$68.3	$84.0

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The following table presents other expenditure results in 2019 and expectations for 2020:

(In millions of US Dollars)	2019 Actual	2020 Guidance
Total DDA	$471.7	$500.0
Cash based G&A	$68.4	$63.0
Cash income taxes paid (i)	$63.0	$ 100.0- 110.0
(i)2020 guidance is based on $1,550 gold price and $18.00 silver price as per guidance assumption table.
Guidance Assumptions

Key assumptions, in relation to the above guidance, are presented in the table below.

	2019 Actual (i)	2020 Guidance
GEO Ratio	86.02	86.10
Gold	$1,392	$1,550
Silver	$16.20	$18.00
USD-CAD	1.33	1.32
USD-BRL	3.95	4.20
USD-CLP	703.25	780.00
USD-ARS	48.24	72.50
(i)2019 metal prices and exchange rates shown in the table above are the average metal prices and exchange rates for the year ended December 31, 2019.

3. REVIEW OF FINANCIAL RESULTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2019

Net earnings (loss)
Net earnings attributable to the Company's equity holders for the three months ended December 31, 2019, were $14.6 million or $0.02 per share basic and diluted, compared to a net loss of $61.4 million or $0.06 per share basic and diluted for the three months ended December 31, 2018.

Net earnings and earnings per share for the three months ended December 31, 2019 and 2018 were affected by the following non-cash and other items that management believes are not reflective of current and ongoing operations, and which may be used to adjust or reconcile input models in consensus estimates:

	For the three months ended December 31,
(In millions of US Dollars; except per share amounts)	2019	2018
Non-cash unrealized foreign exchange losses	$0.6	$3.2
Share-based payments/mark-to-market of deferred share units	3.2	(0.5)
Mark-to-market losses (gains) on derivative contracts, investments and other assets	(0.9)	(1.7)
Gain on sale of subsidiaries and other assets	—	(2.7)
Net impairment of mining and non-operational mineral properties	—	(13.0)
Impairment of goodwill	—	45.0
Other provisions, write-downs and adjustments (i)	7.5	18.9
Non-cash tax on unrealized foreign exchange losses	(3.9)	(43.2)
Income tax effect of adjustments	(0.2)	(6.3)
One-time tax adjustments	5.8	87.9
Total adjustments - increase to earnings attributable to Yamana equity holders	$12.1	$87.6
Total adjustments - increase to earnings per share attributable to Yamana equity holders	$0.01	$0.09
(i)This balance includes, among other things, revisions in estimates and write-downs & provisions, or reversals of provisions, for items such as tax credits and legal contingencies.

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Revenue

In the three months ended December 31, 2019, revenue was $383.8 million compared to $483.4 million in the same period in 2018. The difference was attributable to lower overall sales volumes, reflective of the fact that the Company's portfolio is now comprised of five producing mines, partially offset by higher average realized gold and silver prices. The decrease in sales volumes was primarily driven by the absence of contributions from Gualcamayo (divested December 2018) and Chapada (divested July 5, 2019). The lower gold and silver sales volumes was partially offset by higher average realized prices for these metals in the current period, with the overall decrease in revenue being primarily attributable to copper.

For the three months ended December 31,	2019				2018
	Quantity sold		Revenue per ounce/pound	Revenue (In millions of US Dollars)	Revenue (In millions of US Dollars)
Gold (i)	223,433	oz	$1,486	$332.0	$347.9
Silver	2,935,673	oz	$17.55	51.5	44.7
Copper (i)	182,567	lbs	$1.88	0.3	90.8
				$383.8	$483.4

For the three months ended December 31,	2019				2018
	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)	Revenue (in millions of US Dollars)
Gold (i)	223,433	oz	$1,484	$331.5	$348.7

Silver	2,635,673	oz	$17.39	45.8	43.7
Silver subject to metal sales agreement (ii)	300,000	oz	$18.52	5.6	1.0
	2,935,673	oz	$17.50

Copper (i)	16,085	lbs	$2.70	0.0	63.4
Copper subject to metal sales agreements (i)(ii)	166,482	lbs	$2.06	0.3	39.4
	182,567	lbs	$2.11
Gross revenue				$383.2	$496.2
(Deduct) add:
–Treatment and refining charges of gold and copper concentrate				—	(10.0)
–Metal price, MTM, and derivative settlement adjustments				0.6	(2.8)
Revenue				$383.8	$483.4
(i)Includes payable gold and copper contained in concentrate. Concentrate sales in the quarter result from final settlements of provisionally priced invoices.
(ii)Balances represent the metals sold under the metal sales agreements.

Cost of Sales

Cost of sales excluding DDA decreased by $96.8 million or 36% for the three months ended December 31, 2019 compared to the same period in 2018, primarily due to the comparative period including $93.9 million from Gualcamayo and Chapada, which were divested in December 2018 and July 2019, respectively.

Total DDA expense decreased $11.9 million or 9% for the three months ended December 31, 2019 when compared to the same period in 2018, with the decrease primarily attributable to the absence of DDA from the Chapada mine in the current period.

Expenses and Other Income

General and administrative ("G&A") expenses include expenses related to the overall management of the business that are not part of direct mine operating costs. In the three months ended December 31, 2019, G&A expenses decreased $1.7 million or 8% compared to the same period in 2018 primarily attributable to cash reductions resulting from optimization and cost reduction initiatives that were implemented following the sale of the Chapada mine to align the Company’s cost structure to its portfolio of remaining assets. Partially offsetting this decrease was a $2.1 million increase in share-based compensation, in particular performance share units, due to the appreciation in the Company's share price during the period. G&A cash expenditures were in line with the revised guided value of $68.0 million for 2019.

Exploration and evaluation expenses decreased $0.3 million or 7% in the three months ended December 31, 2019 compared to the same period in 2018, in line with lower planned greenfield exploration during the period.

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The Company's share of loss related to its associate, Leagold, totalled $0.3 million for the three months ended December 31, 2019, compared to a share of earnings of $4.5 million for the same period in 2018, reflective of the financial results of Leagold in the respective periods.

In the three months to December 31, 2019, the Company recorded other operating expenses of $5.6 million. In the same period in 2018, the Company recorded other operating expenses of $11.0 million. The decrease in the current period is primarily attributable to one-time write offs of tax recoverable assets and other assets in the comparative period, with no current period comparable.

Finance costs decreased $10.4 million or 33% in the three months ended December 31, 2019 compared to the same period in 2018, primarily due to lower interest expense in the current period, following the repayment of $415.0 million of senior notes and $385.0 million of indebtedness under the revolving credit facility during the third quarter of 2019 in connection with the sale of the Chapada mine in July 2019.

Other costs were $3.5 million in the three months ended December 31, 2019, compared to other income of $0.2 million in the comparative period in 2018. Other income is comprised primarily of unrealized gains and losses on derivatives and foreign exchange and, given the nature of these items, is expected to fluctuate from period to period. The loss in the current period was primarily due to both foreign exchange losses and unrealized losses on derivatives, the latter of which increased $5.8 million from the comparative period in 2018.

Income Tax Expense (Recovery)

The Company recorded an income tax expense of $27.3 million for the three months ended December 31, 2019, compared to an income tax recovery of $52.8 million for the same period in 2018. The income tax provision reflects a current income tax expense of $24.0 million and a deferred income tax recovery of $3.4 million, compared to a current income tax expense of $51.6 million and a deferred income tax recovery of $1.3 million for the three months ended December 31, 2018.

An income tax recovery of $6.9 million is included in the income tax expense for the three months ended December 31, 2019, compared to an income tax expense of $41.5 million in 2018, relating to the translation of deferred tax balances, foreign exchange on non-monetary assets and foreign exchange in local books. A recovery of the deferred tax assets recognized in the amount of $28.6 million compared to a recovery of $88.3 million for the three months ended December 31, 2018 was also included in tax expense. The tax provision was also impacted by mining taxes of $18.0 million for the three months ended December 31, 2019, compared to a mining tax recovery of $1.0 million in the three months ended December 31, 2018.

FOR THE YEAR ENDED DECEMBER 31, 2019

Net earnings (loss)

Net earnings attributable to the Company's equity holders for the year ended December 31, 2019, were $225.6 million or $0.24 per share basic and diluted, compared to a net loss of $284.6 million or $0.30 per share basic and diluted for the year ended December 31, 2018.

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Net earnings (loss) and earnings (loss) per share for the year ended December 31, 2019 and 2018 were affected by the following non-cash and other items that management believes are not reflective of current and ongoing operations, and which may be used to adjust or reconcile input models in consensus estimates:

	For the year ended December 31,
(In millions of US Dollars; except per share amounts)	2019	2018
Non-cash unrealized foreign exchange losses	$29.0	$9.5
Share-based payments/mark-to-market of deferred share units	15.0	5.3
Mark-to-market losses on derivative contracts, investments and other assets	0.1	0.4
Gain on sale of subsidiaries and other assets	(273.1)	(73.7)
Gain on sale of Gold Price Instrument	(11.5)	—
Share of one-off provision recorded against deferred income tax assets of associate	13.0	—
Net impairment of mining and non-operational mineral properties	—	250.0
Impairment of goodwill	—	45.0
Financing costs paid on early note redemption	35.0	14.7
Other provisions, write-downs and adjustments (i)	42.0	57.9
Non-cash tax on unrealized foreign exchange losses	17.9	151.9
Income tax effect of adjustments	(0.5)	(5.0)
One-time tax adjustments	26.9	(59.4)
Total adjustments - (decrease) increase to earnings attributable to Yamana equity holders	$(106.1)	$396.5
Total adjustments - (decrease) increase to earnings per share attributable to Yamana equity holders	$(0.11)	$0.42
(i)This balance includes, among other things, revisions in estimates and write-downs & provisions, or reversals of provisions, for items such as tax credits and legal contingencies.

Revenue

For the year ended December 31, 2019, revenue was $1,612.2 million compared to $1,798.5 million in the prior year. Sales volumes in the second half of 2019 were lower, reflective of the fact that the Company's portfolio has comprised of five producing mines since the sale of Chapada on July 5, 2019. In addition to lower contributions from Chapada, the decrease in sales volumes in 2019 was also driven by the absence of contributions from Brio Gold and Gualcamayo (divested in May and December 2018, respectively). Lower volumes of gold and silver sales were partially offset by higher average realized prices for gold and silver in the current year, and higher contributions from Cerro Moro (which entered commercial production in late June 2018). The overall decrease in revenue was primarily attributable to copper.

For the year ended December 31,	2019				2018
	Quantity sold		Revenue per ounce/pound	Revenue (In millions of US Dollars)	Revenue (In millions of US Dollars)
Gold (i)	911,708	oz	$1,392	$1,268.7	$1,357.5
Silver	11,009,552	oz	$16.39	180.6	$107.6
Copper (i)	59,887,778	lbs	$2.72	162.9	$333.4
				$1,612.2	$1,798.5

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For the year ended December 31,	2019				2018
	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)	Revenue (in millions of US Dollars)
Gold (i)	911,708	oz	$1,387	$1,264.6	$1,362.8

Silver	10,165,352	oz	$16.11	163.8	103.3
Silver subject to metal sales agreement (ii)	844,200	oz	$18.05	15.2	4.3
	11,009,552	oz	$16.26

Copper (i)	37,157,312	lbs	$2.83	105.1	272.9
Copper subject to metal sales agreements (ii)	22,730,466	lbs	$2.91	66.2	96.9
	59,887,778	lbs	$2.86
Gross revenue				$1,614.9	$1,840.2
(Deduct) add:
- Treatment and refining charges of gold and copper concentrate				(13.0)	$(34.6)
- Metal price, MTM, and derivative settlement adjustments				10.3	$(6.8)
- Other adjustments				—	$(0.2)
Revenue				$1,612.2	$1,798.5
(i)Includes payable gold and copper contained in concentrate.
(ii)Balances represent the metals sold under the metal sales agreements and the advanced copper sales program.

Cost of Sales

Cost of sales excluding DDA decreased $227.2 million or 22% for the year ended December 31, 2019 when compared to the prior year. Cost of sales excluding DDA was positively impacted by ongoing operational efficiencies improving per unit costs, the depreciation of certain local currencies against the US Dollar, and the absence of costs from the Chapada mine (divested on July 5, 2019) for half the year. These reductions in costs were partially offset by local inflation and export taxes in Argentina that were effective for the full year of 2019, but only for the fourth quarter in 2018.

Total DDA expense increased $33.4 million or 8% for the year ended December 31, 2019 when compared to the prior year. Higher DDA expense was primarily attributable to a full year of DDA from Cerro Moro in the current year (only six months in the prior year as Cerro Moro reached commercial production at the end of June 2018), an increase in DDA per ounce at Jacobina, which has a higher depletable cost base subsequent to the $150.0 million impairment reversal recorded in the fourth quarter of 2018, as well as higher DDA from El Peñón largely attributable to an increase in GEO ounces produced and sold in the current year. These increases were partially offset by the absence of DDA from Chapada subsequent to April 2019 (date of reclassification as held for sale). DDA in the current period also includes depreciation of the right-of-use assets recognized upon adoption of the new lease accounting standard on January 1, 2019, and throughout 2019.

Expenses and Other Income

General and administrative ("G&A") expenses include costs related to the overall management of the business that are not part of direct mine operating costs. In the year ended December 31, 2019, G&A expenses decreased $12.4 million or 13% compared to the prior year, primarily attributable to cash reductions resulting from optimization and cost reduction initiatives that were implemented following the sale of the Chapada mine in an effort to align the Company’s cost structure to its portfolio of remaining assets. G&A cash expenditures were in line with the revised guided value of $68 million for 2019. Partially offsetting this decrease was a $5.1 million increase in stock based compensation, in particular performance share units, due to the appreciation in the Company's share price since January 1, 2019.

Exploration and evaluation expenses decreased $2.7 million or 21% in the year ended December 31, 2019 compared to the prior year, in line with lower planned greenfield exploration during the period.

The Company's share of net loss related to its associate, Leagold, totalled $16.3 million for the year ended December 31, 2019, compared to a share of earnings of $5.5 million in the prior year. The loss recorded in the current year was primarily attributable to the Company recording its share of a $63.5 million tax provision recorded by Leagold during the year.

In the year ended December 31, 2019, the Company recorded other operating income of $222.4 million, and in 2018, other operating income of $9.3 million. The income recorded in the current period was primarily attributable to the $273.1 million gain recognized upon the sale of the Chapada mine, partially offset by various other operating expenses. The comparative period income was driven primarily by net gains of $73.7 million, associated with the sale of certain Canadian exploration properties (including Kirkland Lake and Hammond Reef), Brio Gold and Gualcamayo, partially offset by various other operating expenses.

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Finance costs increased $6.8 million or 5% in the year ended December 31, 2019 when compared to the prior year, primarily attributable to the $35.0 million expense incurred in the current year relating to the early redemption of certain of the Company's senior notes in connection with the sale of the Chapada mine. In the comparative period, the Company incurred a $14.7 million expense on the early redemption of a different series of senior notes. The increase attributable to the early redemption expense was partially offset by lower overall interest payments resulting from the aforementioned reduction in the carrying amount of debt in the third quarter of 2019. The reduction in the carrying amount of debt is expected to significantly reduce the annual carrying cost of interest on debt, freeing up cash for other uses or for the Company to further improve its net debt position.

Other costs were $19.6 million for the year ended December 31, 2019, compared to other income of $2.5 million in the comparative year. Other costs/income is comprised primarily of realized and unrealized gains and losses on derivatives and foreign exchange and, given the nature of these items, is expected to fluctuate from year to year. The loss in the current period was primarily due to foreign exchange losses, partially offset by the realized gain on the sale of the Gold Price Instrument.

Income Tax Expense (Recovery)

The Company recorded an income tax expense of $84.7 million for the year ended December 31, 2019, compared to an income tax expense of $121.0 million in the prior year. The income tax provision reflects a current income tax expense of $95.0 million and a deferred income tax recovery of $10.3 million compared to a current income tax expense of $138.8 million and a deferred income tax recovery of $17.8 million for the year ended December 31, 2018.

The effective tax rate is subject to a number of factors including the source of income between different countries, different tax rates in the various jurisdictions, the non-recognition of tax assets, foreign currency exchange movements, mining taxes, changes in tax laws and the impact of specific transactions and assessments. The consolidated effective tax rate was 27.3% on the earnings before tax for the year ended December 31, 2019, compared to an effective tax rate of negative 68.4% for the prior year.

The following items have the most significant impact on the difference between the Company's Canadian statutory tax rate of 26.5% and our effective rate for the years ended December 31, 2019 and 2018:

•Permanent differences of $63.2 million reduced the income tax expense for the year ended December 31, 2019, compared to an increase in income tax expense of $38.8 million in 2018, mainly relating to the sale of Chapada.
•Mining tax in the amount of $29.1 million for the year ended December 31, 2019 and $14.3 million for the year ended December 31, 2018 was recorded in income tax expense. These taxes are incurred in Chile and Canada and are calculated based on taxable income and are considered an income tax.
•The tax provision was also impacted by the recognition of deferred tax assets in the amount of $20.6 million for the year ended December 31, 2019, compared to the non-recognition of deferred tax assets of $26.4 million for the year ended December 31, 2018.
•An income tax recovery of $11.0 million is included in the income tax expense for the year ended December 31, 2019, compared to an income tax expense of $32.3 million in 2018, relating to the translation of deferred tax balances, foreign exchange on non-monetary assets and foreign exchange in local books

The deferred tax liabilities relating to the operating mines will reverse in the future, as the assets are depreciated or depleted. The capitalized exploration expenditures on non-producing mineral properties will not reverse until the property becomes a mine subject to depletion, is written off or sold. The deferred income taxes would only be paid on a direct disposition of the asset that may never occur.

The Company operates in the following tax jurisdictions: Brazil, where the statutory tax rate is 34%; Argentina, where the statutory tax rate is 30% in 2019, decreasing to 25% in 2021; Chile, where the statutory tax rate is 27%; and Canada, where the federal statutory tax rate is 15% with varying provincial tax rates. The Company does not anticipate the statutory tax rates to change in the foreseeable future; therefore, there should be no impact on the calculation of the current or deferred tax expense in the period.

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The largest components of the net deferred tax liabilities relate to:

	2019	2018
Canadian Malartic	$318.5	$314.0
Jacobina	$169.1	$168.7
El Peñón	$51.8	$46.1
Agua Rica	$266.6	$266.6
Exploration Potential	$245.9	$245.9
Chapada	—	$68.0

QUARTERLY FINANCIAL SUMMARY

For the three months ended	Dec. 31,	Sep. 30,	Jun. 30	Mar. 31	Dec. 31	Sep. 30,	Jun. 30	Mar. 31,
(In millions of US Dollars, except per share amounts)	2019	2019	2019	2019	2018	2018	2018	2018
Financial results
Revenue	$383.8	$357.8	$463.5	$407.1	$483.4	$424.7	$435.7	$454.7
Attributable to Yamana equity holders:
Net earnings (loss)	$14.6	$201.3	$14.1	$(4.1)	$(61.4)	$(81.3)	$18.0	$(160.1)
Per share - basic and diluted	$0.02	$0.21	$0.01	$0.00	$(0.06)	$(0.09)	$0.02	$(0.17)

4. OPERATING SEGMENTS PERFORMANCE

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CANADIAN MALARTIC (50% interest), CANADA

Canadian Malartic is an open pit gold mine, located in the Abitibi region of Quebec, Canada. The Company and its partner, Agnico Eagle Mines Limited, each own 50% of Canadian Malartic General Partnership.

	For the three months ended December 31,		For the year ended December 31,
Key Performance Information	2019	2018	2019	2018
Operating
Ore mined (tonnes)	3,589,493	3,467,366	14,642,808	13,645,600
Waste mined (tonnes)	3,274,236	3,619,041	13,780,384	14,306,186
Ore processed (tonnes)	2,720,660	2,541,967	10,524,531	10,241,870
GEO
Production (ounces) (i)	85,042	84,732	334,596	348,600
Sales (ounces) (i)	84,673	89,626	330,851	349,923
Feed grade (g/t) (ii)	1.09	1.18	1.12	1.20
Recovery rate (%) (ii)	89.1	87.9	88.7	88.3
Total cost of sales per GEO sold	$1,039	$974	$1,011	$967
Cash costs per GEO sold (iii)(iv)	$627	$587	$601	$573
AISC per GEO sold (iii)(iv)	$828	$748	$782	$746
DDA per GEO sold	$412	$388	$409	$394

Financial (millions of US Dollars)
Revenue	$125.9	$110.2	$460.5	$447.6
Cost of sales excluding DDA	(53.1)	(52.6)	(198.9)	(200.4)
Gross margin excluding DDA	$72.8	$57.6	$261.6	$247.2
DDA	(34.9)	(34.7)	(135.4)	(137.8)
Impairment of goodwill	—	(45.0)	—	(45.0)
Mine operating earnings (loss)	$37.9	$(22.1)	$126.2	$64.4
Capital expenditures (millions of US Dollars)
Sustaining and other	$13.5	$11.4	$45.1	$46.4
Expansionary	$9.8	$8.9	$36.5	$31.4
Exploration	$0.1	$0.4	$1.0	$4.0
(i)Included in fourth quarter 2019 and year-ended December 31, 2019 production figures are 3,137 gold ounces of pre-commercial production, related to the Company's 50% interest in the Canadian Malartic mine's Barnat deposit. Pre-commercial production ounces are excluded from sales figures, although pre-commercial production ounces that were sold during their respective period of production had their corresponding revenues and cost of sales capitalized to mineral properties.
(ii)Grades and recovery rates relate to gold production.
(iii)A cautionary note regarding non-GAAP performance measures is included in Section 11: Non-GAAP Performance Measures.
(iv)Net of CAD currency hedge losses of nil per GEO sold for the three months ended December 31, 2019 (2018: $6.3 per GEO sold), and $0.9 per GEO sold for the year ended December 31, 2019 (2018: $4.3 per GEO sold).

Canadian Malartic exceeded its production plan in the fourth quarter of 2019, and also exceeded its full year production forecast of 330,000 ounces. Grade and recoveries were as expected, with tonnes processed greater than plan. Production was marginally lower than the same period in 2018, as anticipated, due to lower grades, partially offset by higher recoveries.

Prior year unitary costs were positively impacted by record 2018 production, which resulted in fixed costs being divided over a larger number of ounces.

The Canadian Malartic Extension Project continues to advance as expected, with modest pre-commercial contributions from Barnat of 3,137 ounces during the fourth quarter of 2019. The highway 117 road deviation was completed and opened to traffic, with the remaining extension work focused on overburden stripping and topographic excavation continuing according to plan. The ramp-up of the Barnat deposit will continue throughout 2020, with 2021 being the first full year of meaningful contributions. On a 50% basis, expansionary capital expenditures related to the Canadian Malartic Extension Project were $9.7 million during the fourth quarter and $27.7 million during the year ended 2019, with an additional $24.3 million expected to be spent in 2020.

As part of ongoing stakeholder engagement, the Partnership is finalizing discussions with four First Nations groups concerning a collaboration agreement, which is expected to include a financial component. As with the Good Neighbour Guide and other community relations efforts at Canadian Malartic, the Partnership is continuously working collaboratively with stakeholders to establish cooperative relationships that support the long-term potential of the mine.

Exploration programs are ongoing to evaluate several deposits and prospective exploration areas. Work in the fourth quarter focused on delineation of the new East Gouldie zone, as well as testing targets along strike and developing targets in the
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recently acquired Rand property. Data compilation efforts on East Amphi, located west of the Malartic open pit, have verified drill databases and led to the definition of known mineralization as well as significant new drill targets for 2020. Drilling on the Rand property has located several near surface porphyry bodies with some significant mineralization and near surface delineation drilling started in January 2020.

Drill results for 2019 had a positive impact on inferred mineral resources at the Canadian Malartic property at year-end, with significant additions from drilling on the East Gouldie discovery. The East Gouldie zone has rapidly advanced within one year of its discovery in November, 2018. As the East Gouldie zone remains open, it represents an excellent opportunity for a significant underground ore body.

The Company intends to continue to advance studies related to the underground mineral resources at Canadian Malartic, and to continue exploration to define and expand those underground resources. In 2020, Malartic will consider the development of a ramp into Odyssey and East Malartic, with the purpose of mining their respective upper zones, provide further exploration access, and, as it is likely that these ore bodies will require a shaft, for the advance of efforts for the advancement of such shaft. For further information and discussion surrounding Expansion opportunities at Canadian Malartic, please refer to Section 1: Highlights and Relevant Updates, Strategic Developments, Canadian Malartic.

JACOBINA, BRAZIL

Jacobina is a complex of underground gold mines located in Bahia state, Brazil.

	For the three months ended December 31,		For the year ended December 31,
Key Performance Information	2019	2018	2019	2018
Operating
Ore mined (tonnes)	600,048	505,329	2,298,631	2,093,413
Ore processed (tonnes)	567,329	517,953	2,254,793	2,035,214
GEO
Production	41,774	37,071	159,499	144,695
Sales	44,293	34,934	160,142	141,780
Feed grade (g/t) (i)	2.38	2.31	2.28	2.30
Recovery rate (%) (i)	96.4	96.2	96.7	96.3
Total cost of sales per GEO sold	$799	$1,132	$947	$967
Cash costs per GEO sold (ii)	$529	$681	$593	$675
AISC per GEO sold (ii)	$827	$906	$845	$891
DDA per GEO sold	$270	$451	$354	$292

Financial (millions of US Dollars)
Revenue	$65.6	$42.9	$224.0	$179.4
Cost of sales excluding DDA	(23.4)	(23.8)	(94.9)	(95.7)
Gross margin excluding DDA	$42.2	$19.1	$129.1	$83.7
DDA	(12.0)	(15.7)	(56.7)	(41.4)
Impairment reversal	—	150.0	—	150.0
Mine operating earnings	$30.2	$153.4	$72.4	$192.3
Capital Expenditures (millions of US Dollars)
Sustaining and other	$8.2	$5.1	$24.5	$21.0
Expansionary	$6.9	$9.4	$30.7	$20.6
Exploration	$2.7	$1.7	$6.5	$5.9
(i)Grades and recovery rates relate to gold production.
(ii)A cautionary note regarding non-GAAP performance measures is included in Section 11: Non-GAAP Performance Measures.
Jacobina exceeded its production plan once again, and maintained strong performance momentum, posting a fourth consecutive quarter of record setting production at 41,774 ounces. Jacobina raised its guided 2019 production during the second quarter to 152,000 GEO, and has exceeded this target. Grade, recoveries, and tonnes processed all exceeded the same three and twelve month periods in 2018, resulting in higher production.

Costs were in line with expectations in the fourth quarter of 2019, and lower than in the fourth quarter of 2018 due to the internalization of underground development activities which were previously under contract. Throughput for the quarter was approximately 6,200 tpd, and the remaining Phase 1 investment, which is on track to be finalized in mid-2020, is expected to add consistency and stability to the plant process, increasing capacity to a sustainable 6,500 tpd. Alongside this stability, the recently provided exploration update further enables the Company to achieve previously guided long term goals due to increases to
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mineral reserves. For further information and discussion surrounding Phase 1 and Phase 2 expansions, please refer to Section 1: Highlights and Relevant Updates, Strategic Developments, Jacobina.

During the quarter unitary costs were positively impacted by the record production due to the planned higher processing rates and higher grade ore. Lower DDA per GEO sold resulted from a reduction in the rates of depletion, depreciation and amortization per ounce due to higher mineral reserves and resources, following the filing of a new 43-101 technical report. This was partially offset by a higher cost base following the reversal of an impairment charge recorded in 2018, and an increase in tonnes processed. Mine development work and improved ore extraction continued as planned and the stability of surface stockpiles continues to provide flexibility to the mine. Further, cash costs per GEO sold benefited from lower secondary development in connection with increased capital primary development, conducted to add future flexibility to the mine. With planned flexibility achieved, the rate of development is being normalized, and is expected to decrease by 4,000 metres to 14,000 metres during 2020.

On a year-to-date basis, unitary costs per GEO sold were positively impacted by the higher productivity and cost reduction improvements relating to mining, plant processing, maintenance and supply chain, however, higher DDA per GEO sold resulted from the aforementioned reversal of an impairment charge.

Approximately 14,400 metres of drilling were completed at Jacobina in the fourth quarter, including 3,800 metres dedicated to delineation of new inferred resources, 3,700 metres toward definition of new mineral envelope, and 6,900 metres toward delineation of new indicated resources. Total drilling completed in 2019 was in line with the annual target. Drilling in quarter focused on the definition of new indicated mineral resources in the Morro do Vento and Canavieiras sectors, which surpassed the annual targets.

The mineral envelope was extended at Canavieiras Sul Extension, and the mineral envelope at the João Belo south extension continues to grow. Structural interpretations, including the recognition of the low angle faults bounding different mine sectors, is allowing for significant lateral expansion of the known mineralized zones in Canavieiras and Morro do Vento, underneath shallow dipping faults. Exploratory drilling in the large prospective area south of João Belo infrastructure has returned positive drill results that indicate almost 2 km of mineralized reefs. Drilling in this area is expected to provide new inferred resources in 2020 with long term growth potential. Surface exploration continue to define other targets at Jacobina Norte, where surface results now indicate 15 km of strike with conglomeratic reefs carrying significant gold located 9 kilometers north of Canavieiras. This area will be drilled in 2020 to test for a new deposit located north of the town of Jacobina.

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CERRO MORO, ARGENTINA

Cerro Moro is the Company’s newest high-grade underground and open pit gold-silver mine, located in the province of Santa Cruz, Argentina.

	For the three months ended December 31,		For the year ended December 31,
Key Performance Information	2019	2018	2019	2018
Operating
Ore mined (tonnes)	101,020	83,313	352,332	210,644
Waste mined (tonnes)	1,497,928	2,261,670	6,640,990	6,416,534
Ore processed (tonnes)	99,593	85,673	367,334	199,602
GEO
Production (i)	45,102	70,638	194,574	144,352
Sales (i)	45,690	63,443	213,077	105,128
Total cost of sales per GEO sold	$1,456	$1,067	$1,293	$1,096
Cash costs per GEO sold (ii)	$811	$601	$725	$629
AISC per GEO sold (ii)	$1,228	$816	$969	$848
DDA per GEO sold	$646	$466	$571	$467
Gold
Production (ounces) (i)	26,568	45,066	120,802	92,793
Sales (ounces) (i)	27,088	40,016	135,949	68,669
Feed grade (g/t)	8.79	17.09	10.81	15.85
Recovery rate (%)	94.4	94.2	94.5	93.1
Silver
Production (ounces) (i)	1,584,904	2,077,906	6,322,864	4,119,085
Sales (ounces) (i)	1,588,986	1,903,652	6,660,934	2,920,252
Feed grade (g/t)	519.43	811.35	568.61	724.69
Recovery rate (%)	95.3	91.4	94.8	89.4

Financial (millions of US Dollars)
Revenue	$68.5	$76.9	$299.6	$126.8
Cost of sales excluding DDA	(37.0)	(38.1)	(153.8)	(66.1)
Gross margin excluding DDA	$31.5	$38.8	$145.9	$60.7
DDA	(29.5)	(29.5)	(121.7)	(49.1)
Mine operating earnings	$2.0	$9.3	$24.2	$11.6
Capital Expenditures (millions of US Dollars)
Sustaining and other	$11.9	$9.4	$23.5	$15.0
Expansionary	$2.6	$1.7	$3.7	$61.3
Exploration	$3.8	$3.0	$16.2	$11.3
(i)Cerro Moro reached commercial production on June 26, 2018. Comparative production figures for the year ended December 31, 2018 include 8,625 gold ounces and 333,878 silver ounces of pre-commercial production. Pre-commercial production ounces are excluded from sales figures, although pre-commercial production ounces that were sold during their respective period of production had the corresponding revenues and cost of sales capitalized to mineral properties.
(ii)A cautionary note regarding non-GAAP performance measures is included in Section 11: Non-GAAP Performance Measures.

For the fourth quarter of 2019, Cerro Moro production, feed grade and mined ore grade all exceeded those of the prior quarter. Production in relation to the comparative period was impacted by the fact that the mine processed high grade gold and silver stockpile ore during its ramp up phase in 2018. Silver production exceeded plan, but the positive impact on GEO production was partially offset by the higher GEO ratio. The out-performance of gold price, relative to silver price during the year, caused the GEO ratio to be higher than that assumed in guidance and compared to prior year.

At Cerro Moro, production for gold and silver varies year-over-year and the Company strives to maintain consistent production on a GEO ratio. As expected, silver production was higher in the fourth quarter in comparison to gold. It is anticipated that silver will continue to be a more meaningful contributor to GEO in 2020 in relation to gold.

Furthermore, there were slight mine sequencing delays at Zoe during the current quarter. More meaningful contributions from the Zoe underground mine are expected in 2020, along with a return to reserve grade mining and processing. In particular, gold mining grade is expected to increase with the commencement of meaningful stope production from Zoe. It is expected that in 2020, Cerro Moro will have more meaningful contributions from underground mines, providing enhanced mine flexibility and efficiencies.

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Fourth quarter unitary costs during the period were higher than the same period in 2018 due to the comparative period's higher production resulting from high grade stockpile consumption. Additionally, 2019 costs were impacted by a full year of Argentine export duty, versus only one quarter in 2018, and consequently full year costs were $17.1 million higher than in the comparative period. This resulted in an increase in export duty by $69 per ounce sold to roughly $92 per ounce sold. The Argentinian government enacted an export tax in 2018 that provided for a floating rate of up to 12%, with a specific cap for certain commodities at AR$4:U$1, in place until December 31, 2020. The cap was removed on December 14, 2019 effectively making tax on exports 12%. On December 23, 2019, the Argentinian government enacted a new law that allows for an export tax on mining and hydrocarbon commodities up to a maximum fixed percentage of 8% until December 31, 2021. The final regulations have not yet been published to establish the reduced rate.

Cerro Moro continues to pursue a drilling and surface exploration program at near-mine targets and across the property. During the fourth quarter of 2019 drilling focused on testing and delineation of near-mine structures. During the quarter approximately 1,500 metres of infill drilling were completed and a further 10,500 metres was drilled in exploration. Exploration drilling targeting vein extensions and regional structures generated new inferred resources, mainly from the new Naty discovery and Agostina. Fourth quarter exploration focused on the Naty target, and defined a 600 meter mineralized envelope, which remains open for further exploration. Naty is a recent discovery, made late last year, and exploration in 2020 will continue to define the newly discovered mineralized zone. Scout drilling, mostly testing regional structures, has generated several new targets and an expanding mineral envelope for further resource delineation in 2020.

The total number of surface rock and soil samples collected in 2019 as part of a property wide sampling and mapping program far exceeded annual targets, with 6,700 rock and 11,000 soil samples collected across the property. Systematic soil sampling and other fieldwork will continue during 2020. Results from an ongoing surface sampling and related exploration work, in addition to an aeromagnetic survey over 150,000 hectares, continues to drive exploration and generate new targets in the large land position at Cerro Moro.

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EL PEÑÓN, CHILE

El Peñón is a high grade gold-silver underground mine located approximately 160 kilometres southeast of Antofagasta in northern Chile.

	For the three months ended December 31,		For the year ended December 31,
Key Performance Information	2019	2018	2019	2018
Operating
Ore mined (tonnes)	315,143	270,191	1,010,081	975,379
Ore processed (tonnes)	349,086	310,808	1,290,239	1,103,835
GEO
Production	64,289	52,561	209,857	201,065
Sales	63,552	51,965	211,231	200,804
Total cost of sales per GEO sold	$1,062	$1,280	$1,209	$1,314
Cash costs per GEO sold (i)	$562	$777	$726	$851
AISC per GEO sold (i)	$775	$1,031	$1,003	$1,117
DDA per GEO sold	$500	$503	$483	$462
Gold
Production (ounces)	48,131	37,956	159,515	151,893
Sales (ounces)	47,843	37,864	160,484	151,921
Feed grade (g/t)	4.52	4.04	4.09	4.53
Recovery rate (%)	94.5	93.8	94.0	94.1
Silver
Production (ounces)	1,382,963	1,186,789	4,317,292	3,903,961
Sales (ounces)	1,346,687	1,145,821	4,348,618	3,878,748
Feed grade (g/t)	143.20	141.89	120.65	131.32
Recovery rate (%)	85.9	84.2	86.2	83.6

Financial (millions of US Dollars)
Revenue	$94.1	$63.0	$297.0	$253.6
Cost of sales excluding DDA	(35.7)	(40.4)	(153.4)	(171.0)
Gross margin excluding DDA	$58.4	$22.6	$143.6	$82.6
DDA	(31.8)	(26.2)	(102.0)	(92.9)
Mine operating earnings (loss)	$26.6	$(3.6)	$41.6	$(10.3)
Capital Expenditures (millions of US Dollars)
Sustaining and other	$7.6	$7.4	$30.8	$31.8
Expansionary	$0.3	$1.1	$0.8	$1.1
Exploration	$2.8	$4.7	$18.1	$17.9
(i)A cautionary note regarding non-GAAP performance measures is included in Section 11: Non-GAAP Performance Measures.

El Peñón had its strongest quarterly operational performance from the last three years during the fourth quarter, as customary, with production higher than the comparative prior year period and the third quarter of 2019, due to higher gold and silver feed grades, exceeding the production plan. Mining gold grade of 4.86 g/t was in line with expectations, and El Peñón exceeded its annual production guidance. Feed grades during the quarter were primarily from mined ore, with lower reliance on low-grade stockpiles used in the second and third quarters. Similar to the strategy previously undertaken at Jacobina, additional mine development has greatly improved production flexibility, and the expectation is that during 2020, processed ore will be primarily from run of mine, with continued reduced reliance on low grade stockpiles.

Fourth quarter unitary costs were positively impacted by the higher GEO production, and the Chilean Peso devaluation, which resulted in lower costs of sales excluding DDA. In addition, cost saving initiatives undertaken by mine management have begun to positively impact costs with further sustainable reductions expected. With the ongoing focus to increase mine development rates, El Peñón now has access to expanded underground mine areas that has provided increased availability of higher gold and silver areas and is expected to support the current level of feed grades over the near term. Mine development is currently occurring at a rate that exceeds 3,000 meters per month, and costs have been favourably impacted.

Approximately 15,000 metres of drilling were completed at El Peñón during the fourth quarter of 2019, in line with the exploration plan. Drilling during the quarter focused on infill to establish new indicated resources, with 14,000 metres completed in four areas, including deep Orito, Sorpresa, Nueva Abundancia and Esmerelda Central. Approximately 900 metres of exploration drilling were completed to add new inferred resources by testing vein extensions along strike and to depth at Providencia Norte, Martillo Flat and Bonanza Este. The new structural model showing fault offsets of the Orito vein at depth has helped define new
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resources at depth in the Angelina sector, where new intercepts in this wide vein structure have added to the resource base in areas immediately adjacent to existing infrastructure. Similar interpretations are being tested in other parts of Orito as well as nearby veins (Sorpresa) in an effort to continue to delineate resources in wide, first order veins.

Additional work carried out at Penon during the fourth quarter includes exploration of the wider El Peñón district, with five targets (Tostado Su, Cerro Seco, Facel, Calcite Breccia and Bonanza East) being evaluated.

El Peñón has a long history of exploration and drill data, and the Company is currently exploring targets defined in part by GoldSpot Discoveries Inc. Artificial Intelligence ("AI") algorithms to best predict areas for drilling for mineralization. Targets, including targets generated through AI analyses, are defined by favorable lithological package (rhyolites), high white mica crystallinity and anomalous geochemical and geophysical signatures, and will be further investigated through drilling in 2020.

MINERA FLORIDA, CHILE

Minera Florida is an underground gold mine located south of Santiago in central Chile.

	For the three months ended December 31,		For the year ended December 31,
Key Performance Information	2019	2018	2019	2018
Operating
Ore mined (tonnes)	187,559	211,030	715,288	792,706
Ore processed (tonnes)	204,138	211,452	745,671	824,669
GEO
Production	20,080	24,526	73,617	81,635
Sales	19,696	23,882	74,705	81,449
Feed grade (g/t) (i)	3.34	3.95	3.32	3.42
Recovery rate (%) (i)	91.6	90.9	91.9	90.5
Total cost of sales per GEO sold	$1,450	$1,164	$1,423	$1,398
Cash costs per GEO sold (ii)	$1,005	$731	$945	$917
AISC per GEO sold (ii)	$1,411	$1,129	$1,346	$1,327
DDA per GEO sold	$445	$433	$478	$481

Financial (millions of US Dollars)
Revenue	$29.2	$29.3	$103.8	$102.6
Cost of sales excluding DDA	(19.8)	(17.5)	(70.6)	(74.7)
Gross margin excluding DDA	$9.4	$11.8	$33.2	$27.9
DDA	(8.8)	(10.3)	(35.7)	(39.2)
Impairment	—	(151.0)	—	(151.0)
Mine operating earnings (loss)	$0.6	$(149.5)	$(2.5)	$(162.3)
Capital expenditures (millions of US Dollars)
Sustaining and other	$3.7	$4.4	$13.1	$14.5
Expansionary	$2.9	$10.5	$11.7	$32.2
Exploration	$2.3	$3.9	$9.5	$14.0
(i)Grades and recovery rates relate to gold production.
(ii)A cautionary note regarding non-GAAP performance measures is included in Section 11: Non-GAAP Performance Measures.

In accordance with plan, Minera Florida had its strongest quarterly operational performance of the year during the fourth quarter, consistent with prior years. Production in the fourth quarter of 2019 was greater than prior quarter due to increased throughput, higher grades, and improved mechanical availability. Due to high equipment efficiency observed at El Peñón and Jacobina in recent quarters, both mines were able to transfer certain equipment to Minera Florida, removing the requirement for additional capital expenditures at the mine, improving mine productivity. In relation to mining sequence, the Company continued to shift production to the core mine to focus on exploration and development in the Agua Fria concessions, and prepare the PVS, Pataguas and Don Leopoldo veins for long-term success.

Unitary cost metrics were impacted by the lower production profile as a result of the lower grade and tonnes processed during the fourth quarter of 2019 compared to the same period in prior year. In addition, the deterioration of zinc spot prices and increase in market rates for treatment and refining charges negatively impacted costs of sales on an absolute basis as a result of lower by-product credits. However, higher production and cost management initiatives significantly improved costing during the fourth quarter of 2019, particularly in December. For the month of December 2019, cash costs per GEO sold were $892, and
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AISC per GEO sold were $1,284. These initiatives are expected to produce better unitary metrics throughout 2020. Lower DDA per GEO sold resulted from the lower cost base subsequent to the $151.0 million impairment recorded in 2018.

At the processing plant, the previously discussed modest investment demonstrated initial improvements to the recovery rate and those improvements continue to be observed. Further studies suggest that with additional improvements to the leaching circuit, expected recovery rates could increase and reach up to 94%. Additionally, processing rates continue to benefit from mill optimization initiatives.

The focus for the year has been on exploration, and the goal to increase mineral reserves has been achieved. With the renewed confidence in exploration, the Company is evaluating additional capital investments on underground mobile fleet equipment to increase linear development and open new mining areas. Consequently, the Company is confident it will continue to add flexibility to the mine plan, and maintain the sustainable production profile of December 2019 throughout future periods.

Approximately 13,000 metres of drilling were completed at Minera Florida during the fourth quarter, in line with plan. Of this, approximately 4,000 metres of infill drilling was completed at five targets, including Fantasma, PVS, Lissette, Don Leopoldo and Patagua, dedicated to converting inferred mineral resources to measured and indicated. Better than expected results allowed some drilling metres to be reallocated from infill to exploration during the fourth quarter. Higher than LOM intercepts were encountered at all targets, including several high-grade intercepts from Lissette zone, corresponding to different satellite bodies of main Lissette vein. Three new exploitation levels were defined for this zone. Infill drilling completed in 2019 at Patagua and Don Leopoldo demonstrated continuity of high-grade mineralization, and generated new resources.

Exploration drilling included approximately 9,000 metres dedicated to the discovery of new inferred mineral sources, with seven targets tested including: Don Leopoldo Sur Este, Don Leopoldo Deep, Fantasma Deep, Fantasma Este-Caramelo, La Charra and Bandolera. The Bandolera results are significant, as they are defining a significant new ore shoot located west of the Maqui fault, a little explored area on the property.

New mineralized zones were outlined through surface exploration including trenching, mapping soil and rock sampling, leading to the definition new resource delineation targets. The results from 2019 support the concept of new targets and veins with higher then LOM grade demonstrating the continuing potential of the complex Minera Florida vein system.

CHAPADA, BRAZIL

Chapada is an open pit gold-copper mine located northwest of Brasília in Goías state, Brazil.

As disclosed in Section 1: Highlights and Relevant Updates of this MD&A, the Company closed the sale of the Chapada mine in the third quarter of 2019. Consideration included an initial upfront cash payment of $800.0 million, a $100.0 million cash payment contingent on the development of a pyrite roaster at Chapada by Lundin, a 2% net smelter return royalty on the Suruca gold project in the Chapada complex, and the previously mentioned Gold Price Instrument.

5. CONSTRUCTION, DEVELOPMENT AND EXPLORATION

CONSTRUCTION AND DEVELOPMENT

The following highlights key updates during the fourth quarter of 2019 in respect to certain of the Company's development projects.

Canadian Malartic (50% interest), Canada

The Canadian Malartic Extension Project is continuing according to plan with contributions from Barnat beginning in late 2019, with a ramp-up throughout 2020 and meaningful contributions in 2021. On a 50% basis, expansionary capital expenditures related to the Canadian Malartic Extension Project were $9.7 million during the fourth quarter and $27.7 million during the year ended 2019, with an additional $24.3 million expected to be spent in 2020. The Highway 117 road deviation has been completed and opened to traffic, with the remaining extension work focused on overburden stripping and rock excavation, expected to be completed by the third quarter of 2020.

The Partnership is evaluating scenarios to optimize the project, which includes discussions with royalty holders and other stakeholders to enhance the economics of the project. Given the Company's robust pipeline of development projects, the Company does not currently anticipate approving the project for development unless these discussions are successful and the project economics are improved.

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OTHER OPTIMIZATION AND MONETIZATION INITIATIVES

A number of project evaluations are underway with a goal of surfacing value from non-strategic or non-producing assets including Agua Rica and Suyai, all of which have well-defined delineated mineral reserves and/or mineral resources. Notable progress relating to some of these initiatives includes, but is not limited to the following:

Agua Rica, Argentina

Agua Rica is a large-scale copper, gold, silver and molybdenum deposit located in the Catamarca Province, Argentina, 25 kilometres north of Andalgalá. The project has proven and probable mineral reserves of 11.8 billion pounds of copper and 7.4 million ounces of gold contained in 1.1 billion tonnes of ore. Mineral resources include 259,900 tonnes of measured and indicated mineral resources, containing more than 1.6 billion pounds of copper and 954,000 ounces of gold. Additionally, inferred mineral resources of 742,900 tonnes represent significant upside potential to further define an increase mineral reserves and life of mine.

On March 7, 2019, the Company announced the signing of an integration agreement with Glencore International AG and Newmont Corporation (the three parties collectively, "the Parties”). Pursuant to the integration agreement, the Agua Rica project would be developed and operated using the existing infrastructure and facilities of Minera Alumbrera Limited (“Alumbrera”) in the Catamarca Province of Argentina. The Company would own 56% of the integrated project.

The Parties believe the integration of the Agua Rica project and the Alumbrera mine (the “Integrated Project”) has significant merit given the proximity of the assets and the potential to realize significant synergies by taking full advantage of existing infrastructure associated with the Alumbrera mine for the development and operation of Agua Rica. Agua Rica hosts a large scale, long life copper mineral resource with associated gold, silver, and molybdenum while the Alumbrera infrastructure is of significant scale and configuration that is ideally suited for the integration plan.

The Parties established a Technical Committee to direct the advancement of the Integrated Project. The Committee oversaw the completion of a Pre-Feasibility Study ("PFS"), and the Company announced the positive PFS results on July 19, 2019, underscoring Agua Rica as a long life, low-cost project with robust economics and opportunities to realize further value, including converting economic-grade inferred mineral resources and expanding throughput scenarios aimed to increase metal production and returns, among other opportunities. The Integrated Project generates significant synergies by bringing together the extensive mineral resource of Agua Rica with the existing infrastructure of Alumbrera to create a unique, high quality and low risk brownfield project with an optimized environmental footprint that will bring significant value to shareholders and local communities and stakeholders.

The PFS highlights are:

•Proven and probable copper mineral reserves increased from year-end 2018 by 21% to 11.8 billion pounds and gold mineral reserves increased by 13% to 7.4 million ounces
•Initial long mine life of 28 years
•Annual production for the first 10 full years increased to 533 million pounds of copper equivalent(i) production
•Cash costs decreased to $1.29 per pound and all-in sustaining costs (“AISC”) decreased to $1.52 per pound for the first ten years of production
•Net present value (“NPV”) increased to $1.935 billion and an increased internal rate of return (“IRR”) of 19.7%(ii)
•Full feasibility study to be completed in 2020

(i)Copper equivalent metal includes copper with gold, molybdenum, and silver converted to copper-equivalent metal based on the following metal price assumptions: $6,614 per tonne of copper, $1,250 per ounce for gold, $24,250 per tonne for molybdenum, and $18.00 per ounce for silver.
(ii)Assuming metal prices of $3.00 per pound of copper, $1,300 per ounce of gold price, $18.00 per ounce of silver, $11.00 per pound of molybdenum and using an 8% discount rate.

The PFS for the Integrated Project considers the Agua Rica deposit mined via a conventional high tonnage truck and shovel open pit operation. Average life of mine material moved is expected to be approximately 108 million tonnes per year, with ore feed of 40 million tonnes per year and average life of mine strip ratio of 1.66.

Ore extracted from the mine will be transported from the open pit by truck to the primary crusher area and then transported via a conventional conveyor to the existing Alumbrera processing plant. To route the overland conveyor system, approximately 5.2 kilometres of tunnel development will be required. The conveyor extends 35 kilometres to the Alumbrera process plant, where it will feed the existing stacker conveyor via a new transfer station.

Relatively modest modifications to the circuit are needed to process the Agua Rica ore in order to produce copper and by-products concentrate, which will then be transported to the port for commercialization. An in-situ blending strategy has been defined to manage the concentrate quality over certain years of the mine life, which will allow the project to achieve the desired targets. Further optimizations to this strategy will be studied in the next design phase.

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This PFS provides the framework for the preparation and submission of a new Environmental Impact Assessment (“EIA”) to the authorities of the Catamarca Province and for the continued engagement with local stakeholders and communities. The Companies have begun the EIA process in 2019, given the level of significant detail in the pre-feasibility study.

Suyai, Argentina

The Company previously completed several studies that evaluated two options for ore processing, both of which provide favourable project economics. The first considered the construction of a CIL processing facility for the on-site production of gold and silver in the form of doré. The second considered the construction of a processing facility for on-site production of gold and silver contained in a high-grade concentrate, which would be shipped abroad for subsequent precious metal recovery. Both approaches considered an identical underground configuration with average annual production expected to be in excess of 200,000 ounces of gold and 300,000 ounces of silver. The Company believes both scenarios address past concerns regarding open pit mining, and the development scenario that includes production of an on-site concentrate addresses many of the past concerns regarding the use of cyanide, and, it would potentially meet provincial regulations currently in place in Chubut. The Company will work with local stakeholders to obtain and sustain its social license should the project progress to a more advanced stage.

The Company continues to pursue development plans and other strategic alternatives for the project. Given the extensive amount of work performed to date, the existing scoping study could rapidly progress to a feasibility study, allowing for the project to be developed in a short time frame. The Suyai project is a development ready project with significant financial and social benefits to the local community, along with the broader provincial and national communities. As and when the provincial moratorium on mining lapses and the Company has completed favourable engagement with the local community, the Company would expedite its development plans for the project.

Monument Bay, Canada

The Monument Bay deposit is hosted in the Stull Lake Greenstone Belt, comprised of three volcanic-sedimentary assemblages ranging in age from 2.85 to 2.71 billion years. Gold mineralization occurs along the steeply north-dipping, regional-scale Twin Lakes Shear Zone and the lesser-explored, adjacent AZ Shear Zone.

Exploration at the Monument Bay project in 2019 focused on development of a new geological model and definition of higher grade zones within the overall mineral envelope, to allow better resource modelling and to provide additional understanding of the controls on mineralization at the deposit. As well, a property wide exploration program was initiated utilizing a heli-portable overburden and top-of-bedrock RC drill rig, completed on a roughly 1 kilometer grid. A new resource model has been developed, which provides a better understanding of the controls on and distribution of gold mineralization at the deposit, and which will be utilized in 2020 to provide targets for further drilling. Evaluation of the remainder of the project, which has historically seen little exploration attention, will continue and be expanded during the 2020 field season, with additional, fill-in and step-out RC drilling. This newly applied exploration method opens up the remainder of the Monument Bay property to exploration and represents a significant step toward advancing this prospective land package. In 2020 this program will be augmented with evaluation of other exploration methods as warranted.

Other

The Company continues to pursue development and strategic initiatives for the 56.7% held Agua De La Falda joint venture with Codelco, located in northern Chile. The historical Jeronimo Feasibility Study focused on maximizing production from the sulphide deposits. The Company completed the study of a low capital start-up project based on the remaining oxide inventory with positive results and is evaluating exploration plans on the highly prospective claims surrounding the mine, where early-stage targets have been identified. Re-logging of historical holes and exploratory drilling done supported the potential to extend the oxide mineralization as well as potential for copper/gold deposits within the joint venture claims. Agua De La Falda has processing capacity and infrastructure already installed.

EXPLORATION

Exploration on the most prospective properties is a key to unlocking and creating value for shareholders. The 2019 exploration program focused on finding higher quality ounces, improving mine grade, infill drilling to replace production by upgrading existing mineral resources, and exploring the Yamana property portfolio as well as several joint venture opportunities.

The Company continues its exploration programs at existing operations. The Company increased its exploration spending in the third quarter by approximately $10.0 million, with a goal of further building mineral reserves and mineral resources at key operations as well as building a pipeline of exploration opportunities to ensure future growth. Exploration plans are focused on extending mine life at Cerro Moro, El Peñón and Minera Florida, while increasing grade, mineral resources and mine life at Jacobina and Canadian Malartic to allow increases in production at low costs. Over the course of the year, exploration spending at Jacobina was allocated to support the planned expansion, and the program added new mineral reserves at a grade of 3.0 g/t or better.
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For exploration updates relating to operating mines during the quarter, refer to Section 4: Operating Segments Performance. The following is a summary of the exploration and evaluation expenditures for the current and comparative periods:

	For the three months ended December 31,		For the year ended December 31,
(In millions of US Dollars)	2019	2018	2019	2018
Exploration and evaluation capitalized (i)	$13.9	$18.5	$60.4	$75.4
Exploration and evaluation expensed (ii)	3.3	3.6	10.3	13.0
Total exploration and evaluation expenditures	$17.2	$22.1	$70.7	$88.4
(i)Capitalized exploration and evaluation costs are reflected in property, plant and equipment in the consolidated balance sheets as additions to exploration and evaluation assets.
(ii)Expensed exploration and evaluation costs are reported in the consolidated statements of operations for the respective period.

6. MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Mineral reserves and mineral resources are determined in accordance with National Instrument 43-101- Standards of Disclosure for Mineral Projects, issued by the Canadian Securities Administrators ("NI 43-101"). NI 43-101 sets out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. This includes a requirement that a “qualified person” (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources reports. The Company's mineral reserve and mineral resource reports are reviewed by Sébastien Bernier, P.Geo (Senior Director, Geology and Mineral Resources), who is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by NI 43-101.

For details, refer to the mineral reserve and mineral resource tables contained in the Company's 2019 annual report.

For mineral reserve estimation purposes, the gold price assumption for Yamana Mines of $1,250 is the same assumption used for the past three years, with the exception of Canadian Malartic which uses $1,200. The Company believes that increases in mineral reserves as result of exploration and drilling are a more meaningful representation of an ore body rather than the reporting of additional mineral reserves resulting from an increase in mineral reserve estimation gold prices.

The Company's mineral reserves and mineral resources as at December 31, 2019 are summarized in the following tables. The following waterfall graphs exclude the Company's interests in Alumbrera, Agua Rica, Leagold, as well as Chapada from the December 31, 2018 totals. Complete information relating to mineral reserves and mineral resources indicating a complete listing of metal price assumptions, tonnage, grade and recoveries is contained in a complete mineral resource and mineral reserve table accompanying the 2019 annual report available on the Company's website, www.yamana.com.

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Mineral Reserves & Mineral Resources Estimates (i)(ii)	Contained Gold		Contained Silver		Contained Copper
	(in 000's ounces)		(in 000's ounces)		(in million pounds)
Proven & probable mineral reserves	2019	2018	2019	2018	2019	2018
Canadian Malartic (50%)	2,389	2,780	—	—	—	—
Jacobina	2,493	2,099	—	—	—	—
Cerro Moro	529	675	30,461	37,959	—	—
El Peñón	916	800	30,238	24,893	—	—
Minera Florida	450	404	3,125	2,976	—	—
Jeronimo (57%)	1,082	1,082	—	—	—	—
Total proven & probable mineral reserves	7,859	7,841	63,824	65,828	—	—
Agua Rica proven & probable mineral reserves*	7,382	6,559	100,781	102,246	11,829	9,790
Alumbrera (12.5%) proven & probable mineral reserves*	109	109	—	—	77	77
*An agreement has been signed by Agua Rica, which is owned by Yamana Gold, and the owners of Alumbrera that would see the integration of the two projects.
Measured & indicated mineral resources
Canadian Malartic (50%)	847	869	—	—	—	—
Jacobina	3,090	3,232	—	—	—	—
Cerro Moro	177	208	13,809	15,704	—	—
El Peñón	658	396	21,911	12,904	—	—
Minera Florida	928	817	5,389	5,186	—	—
Jeronimo (57%)	139	139	—	—	—	—
La Pepa	2,760	2,760	—	—	—	—
Suyai	2,286	2,286	3,523	3,523	—	—
Monument Bay	1,787	1,787	—	—	—	—
Total measured & indicated mineral resources	12,672	12,493	44,632	37,317	—	—
Agua Rica measured & indicated mineral resources	954	896	15,008	18,200	1,624	1,714
Alumbrera (12.5%) measured & indicated mineral resources	107	118	—	—	58	65
Inferred mineral resources
Canadian Malartic (50%)	4,890	2,319	—	—	—	—
Jacobina	1,406	1,008	—	—	—	—
Cerro Moro	273	211	15,542	14,139	—	—
El Peñón	735	933	25,786	32,570	—	—
Minera Florida	747	1,038	3,517	6,093	—	—
Jeronimo (57%)	161	161	—	—	—	—
La Pepa	620	620	—	—	—	—
Lavra Velha	543	543	—	—	—	—
Arco Sul	646	646	—	—	—	—
Suyai	274	274	575	575	—	—
Monument Bay	1,781	1,781	—	—	—	—
Total inferred mineral resources	12,075	9,533	45,421	53,377	—	—
Agua Rica inferred mineral resources	2,150	2,444	38,693	48,124	3,767	4,853
Alumbrera (12.5%) inferred mineral resources	13	13	—	—	4	4
(i)Table excludes assets sold in 2019, and the Company's interests in Leagold.
(ii)The assumptions used for mineral reserve and mineral resource estimates as at December 31, 2019 for all operating mines reported in this MD&A (except the Canadian Malartic mine) were $1,250 per ounce gold, $18.00 per ounce silver, and $1.25 per pound of zinc. The Canadian Malartic mine mineral reserve and mineral resource estimates use $1,200 per ounce of gold. The Monument Bay project mineral resource estimates use $1,200 per ounce of gold. The Agua Rica project mineral reserve estimates use $1,250 per ounce of gold, $18.00 per ounce of silver, $11.00 per pound of molybdenum, and $3.00 per pound of copper. The Agua Rica project mineral resource estimates use $1,600 per ounce of gold, $24.00 per ounce of silver, $11.00 per pound molybdenum, and $4.00 per pound of copper. The La Pepa project mineral resource estimates use $780 per ounce of gold. The Jeronimo project mineral reserve and mineral resource estimates use $900 per ounce of gold. The Lavra Velha project mineral resource estimates use $1,300 per ounce of gold, and $3.50 per pound of copper. The Arco Sul project mineral resource estimates use $1,500 per ounce of gold. The Suyai project mineral resource estimates use a 5.0 g/t of gold assumption. The Alumbrera project mineral reserve and resource estimates use $1,250 per ounce of gold and $2.91 and $2.95 per pound of copper for mineral reserve and mineral resource estimates, respectively.

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Further information by mine is detailed below.

Canadian Malartic including Odyssey, Canada (50%)

Gold mineral reserves reflect depletion associated with 2019 production at Canadian Malartic. The objective of the 2019 exploration program at Canadian Malartic was to define and increase underground mineral resources, with a focus on Odyssey, East Malartic, and the newly discovered East Gouldie zone. The drilling performed, particularly at East Malartic and East Gouldie, resulted in a 111% increase in inferred mineral resources. At East Malartic, mineral resources below 1,000 metres in depth were reported for the first time. At East Gouldie, inferred mineral resources are relatively high grade at 3.34 g/t diluted. On a 100% basis, the overall underground project has increased by more than 5,000,000 ounces of inferred mineral resources, significantly improving the economic potential of the project. Additional exploration in these areas is planned for 2020.

Jacobina, Brazil

Jacobina increased gold mineral reserves by 19% over and above 2019 production depletion, based on updated models from Morro do Vento, João Belo, Canavieiras South, Canavieiras Central and Serra do Córrego mines. The conversion of measured and indicated mineral resources to mineral reserves is partially responsible for a modest decrease in gold measured and indicated mineral resources. Inferred mineral resources increased by 398,000 ounces of gold, a 39% increase from year end 2018.

During the year, the Company announced increases to mineral reserves and mineral reserve grades at Jacobina of 8.6% and 2.6%, respectively, versus year-end 2018. This movement was in addition to overall mineral reserve grade growth in 2018, which when combined with the mid-year update, represented a 5.3% increase from year-end 2017.

With continued improvements to the sustainable cost structure and development productivity at the mine, Jacobina was able to incorporate ore previously categorized as mineral resources in the mineral reserve category. The conclusion to include lower grade supplemental ore, encountered as a halo to the core mineral reserves, had the impact of slightly decreasing total mineral reserve grade but significantly increasing economical mineral reserve ounces. This supplemental ore halo has been effectively and profitably mined over the past few quarters. The updated mineral reserves of the Company comprise:
•29.17 million tonnes at a grade of 2.40 g/t in the core zone, for a total of 2.25 million ounces
•5.01 million tonnes at a grade of 1.53 g/t in the supplemental halo zone, for a total of 246 thousand ounces
•For a total mineral reserve of 34.18 million tonnes at a grade of 2.27 g/t, for a total of 2.49 million ounces

The Company’s mine plan prioritizes the mining of the core mineral reserves with a grade of 2.40 grams per tonne, and defers the majority of the mining and processing of the supplemental halo mineral reserves until late in the mine life. The observed increase in mineral reserves and mineral reserves grade during the mid-year and year-end update supports annual gold production above 170,000 ounces, which was previously guided as the target after the completion in mid-2020 of Phase 1, a modest plant optimization with a sustainable level of 6,500 tonnes per day ("tpd").

Cerro Moro, Argentina

At Cerro Moro, mineral reserves changed due to 2019 depletion, and, given the Company’s expanded experience with mining Cerro Moro ore bodies over the past year and a half, the Company was able to further refine its geological understanding and incorporate that understanding into the geological model, improving model predictability. Inferred mineral resources increased by 29% and 10% for gold and silver, respectively, compared to the prior year, from the addition of promising new structures. The main increases came from the new Naty discovery, and Agostina. Naty is a recent discovery, made late last year, and exploration is expected to continue to expand this mineralized zone. The structures of Naty, Michelle Extension, Martina, Tres Lomas, Deborah Link and other zones are expected to undergo further drilling in 2020, as part of the aggressive exploration budget allocation to the mine.

El Peñón, Chile

El Peñón's mineral reserves both replaced 2019 depletion and further increased such mineral reserves by 15% and 21% for gold and silver, respectively, as the result of positive infill drilling and mine design optimization. Gold measured and indicated mineral resources increased by 66%, while silver increased by 70% compared to the prior year, due to the positive exploration results from numerous secondary vein structures in the east mine and adjustments to the mineral resource classification criteria. Lower gold and silver inferred mineral resources reflect the conversion to indicated mineral resources.

Minera Florida, Chile

At Minera Florida, the increase in mineral reserves reflects an increase due to positive drilling results at Pataguas, Don Leopoldo, Fantasma and PVO Sur, amongst others, and block model revisions. These increases were partially offset by mine depletion. Mineral resources remained relatively unchanged as infill drilling resulted in conversion from inferred mineral
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resources to measured and indicated mineral resources. Other changes to calculation parameters also had the impact of modestly decreasing inferred mineral resources, which was partially offset by new discoveries.

Agua Rica, Argentina

At Agua Rica, proven and probable gold mineral reserves increased by 13% to 7.4 million ounces, while proven and probable copper mineral reserves increased from year end 2018 by 21% to 11.8 billion pounds. Mineral resources decreased marginally on the conversion of ounces to mineral reserves.

7. FINANCIAL CONDITION AND LIQUIDITY

BALANCE SHEET REVIEW

As at, (In millions of US Dollars)	December 31, 2019	December 31, 2018
Cash and cash equivalents	$158.8	$98.5
Current assets (including cash and cash equivalents)	401.6	429.2
Non-current assets	6,715.6	7,583.7
Total assets	$7,117.2	$8,012.9
Current liabilities (excluding current portion of debt)	352.2	494.5
Non-current liabilities (excluding long-term debt)	1,497.5	1,735.7
Debt (current and long-term)	1,047.9	1,758.7
Total liabilities	$2,897.5	$3,988.9
Equity attributable to Yamana Gold Inc. equity holders	4,185.2	3,989.3
Non-controlling interests	34.7	34.7
Total equity	$4,219.9	$4,024.0

Working capital (i)	$(6.7)	$(67.2)
Net debt (ii)	$889.1	$1,660.2
(i)Working capital is defined as the excess of current assets over current liabilities, which includes the current portion of debt.
(ii)A cautionary note regarding non-GAAP financial measures and their respective reconciliations, as well as additional subtotals in financial statements is included in Section 11: Non-GAAP Performance Measures.

Total assets were $7.1 billion as at December 31, 2019, compared to total assets of $8.0 billion as at December 31, 2018. The decrease in the assets during the year was primarily attributable to the sale of the Chapada mine on July 5, 2019, which included $0.9 billion of assets. The Company’s asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital-intensive nature of the mining business and previous growth through acquisitions. Other significant assets include: inventories, the Company's investment in associate (Leagold), indirect taxes recoverable (consisting of value added taxes in the jurisdictions in which the Company operates), advances and deposits, ore stockpiles, and cash and cash equivalents.

Total liabilities as at December 31, 2019, were $2.9 billion, a decrease of $1.1 billion or 27% from December 31, 2018. The decrease during this period was attributable to the disposal of $0.3 billion of liabilities in the Chapada sale, and the repayment of $0.8 billion of debt with cash proceeds received from the sale, as previously announced.

Cash and cash equivalents were $158.8 million as at December 31, 2019, an increase of $60.3 million when compared to December 31, 2018. The Company had a working capital deficit of $6.7 million as at December 31, 2019, compared to a working capital deficit of $67.2 million at December 31, 2018.

Net change in working capital movement was a cash outflow of $68.7 million for the year ended December 31, 2019. Working capital was impacted predominantly by the timing and normalization of regular trade payments for the Company's operating mines, the buildup and settlement of year-end accruals, timing of inventory build-up and consumption in both metals and materials and supplies and lastly, the movements associated with indirect tax credit buildup or collection at certain of the Company's operations.

Fourth quarter working capital movement was positively impacted by the timing of receipt of certain invoices throughout several of the Company's operations, for a total of approximately $21.0 million. The late receipt of invoices caused payable balances to increase above those levels that are considered customary. The Company anticipates that this seasonal buildup of payable balances will partly normalize in the first quarter of 2020.

Total debt was $1.0 billion as at December 31, 2019, compared to $1.8 billion as at December 31, 2018, and net debt as at December 31, 2019, was $0.9 billion compared to $1.7 billion as at December 31, 2018 - the decrease attributable to the repayment of $0.8 billion debt with cash proceeds received from the sale of the Chapada mine as discussed above.

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Net debt decreased by $771.1 million during the year to $889.1 million. On August 7, 2019 the Company concluded the announced debt repurchases, and successfully completed the retirement of $800.0 million of debt. This debt retirement was completed ahead of schedule, thereby providing a catalyst for further debt reduction from interest savings and free cash flow generation. The Company also repaid outstanding balances on its revolving credit facility and therefore, now has considerable financial flexibility to pursue its corporate objectives, which include improving returns to shareholders. Further, the Company is well positioned to achieve its target net debt leverage ratio of below 1.0x, now expecting this sooner than 2021 as originally planned.

The potential monetization of various non-producing projects and financial instruments will provide further opportunities to reduce debt levels and leverage. The Company recognizes that there is significant value in such assets which would be more than the total amount of outstanding debt, and along with cash flows, the Company has more than sufficient resources to further reduce outstanding debt, thereby further improving financial flexibility and providing more opportunity for enhanced value and returns for shareholders. The scheduled debt repayments of $56.2 million in the first quarter of 2020 are expected to be repaid from cash on hand and available liquidity.

LIQUIDITY

Planned growth, development activities, expenditures and commitments are expected to be sufficiently funded by recent and potential monetization and financing transactions, future operating cash flows and available credit facilities.

As at December 31, 2019, the financial resources available to the Company for meeting its financial obligations include $750.0 million from its revolving credit facility.

For the year ended December 31, 2019, cash flows from operating activities were $521.9 million net of the impact of the $79.4 million deferred revenue recognized in respect of metal sales agreements. Cash flows from operating activities are expected to remain positive. Refer to Section 8: Economic Trends, Business Risks and Uncertainties for a detailed discussion of market price risk.

The Company’s near-term financial obligations include repayment obligations within one year of long-term debt of $56.2 million, capital and other financial commitments of $57.8 million, and sustaining capital expenditures of approximately $164.0 million for 2020. The Company's budgets for expansionary and exploration capital expenditures are discretionary in nature, allowing management a reasonable degree of flexibility in managing its financial resources. Further information with regards to planned capital expenditures can be found in the Section 2: Core Business, Strategy and Outlook, and commitments by year can be found below.

The Company's financial position remains strong and is expected to improve further over the next year with the continuation of robust operating results.

SOURCES AND USES OF CASH

The following table summarizes cash inflows and outflows for the following periods:

	For the three months ended December 31,		For the year ended December 31,
(In millions of US Dollars)	2019	2018	2019	2018
Cash flows from operating activities	$201.7	$114.7	$521.8	$404.2
Cash flows from operating activities before net change in working capital (i)	$176.6	$115.8	$590.5	$566.3
Cash flows (used in) from investing activities	$(96.4)	$(91.4)	$432.0	$(329.6)
Cash flows used in financing activities	$(46.9)	$(49.3)	$(892.5)	$(134.3)
(i)A cautionary note regarding non-GAAP performance measures is included in Section 11: Non-GAAP Performance Measures.

Operating Activities

Net cash flows from operating activities for the three months ended December 31, 2019 were higher than the comparable period in 2018 primarily as a result of higher gross margins recognized as a result of increased metal prices.

The increase in net cash flows from operating activities for the year ended December 31, 2019 compared to the prior year is attributable to higher gross margins recognized as a result of increased metal prices in the latter part of 2019 as noted above, and the absence of cash payments to Brazilian tax authorities, which totaled $101.3 million in the prior year. These items were partially offset by the absence in the current period of advanced payments received on metal purchase agreements of $127.8 million.

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Investing Activities

Overall, net cash flows used in investing activities for the three months ended December 31, 2019 were comparable to the same period in 2018. However, the current period reflected lower gross capital expenditures, with higher gross capital expenditures in the comparative quarter being partially offset by the net cash inflow of $28.5 million on the sale of the Gualcamayo mine in December 2018.

The $761.6 million increase in net cash flows from investing activities for the year ended December 31, 2019 compared to 2018 was primarily attributable to the cash proceeds received on the sale of the Chapada mine and monetization of the Gold Price instrument, as well as a decrease in capital expenditures of approximately $115.0 million, due to the fact that the prior period included expenditures related to the completion of Cerro Moro, Gualcamayo, and a full year of expenditures related to Chapada. Also included in investing activities in 2018 was a $189.9 million net cash inflow from the sale of certain subsidiaries and other assets during the year.

The gain on sale of Chapada in the current year was impacted by the final settlement associated with the working capital delivery of $33.0 million on the sale, as anticipated, which decreased cash flows from investing activities.

Details on capital expenditures by mine for each period can be found in Section 1: Highlights and Relevant Updates.

Financing Activities

In the three months ended December 31, 2019, net cash flows used in financing activities decreased $2.4 million when compared to the comparative quarter, primarily attributable to lower interest and debt repayments during the quarter (following the debt repayments during the third quarter - see below), partially offset by an increase in dividend payments resulting from the 100% increase in the dividend declared for the third quarter, and the inclusion of the repayment of lease liabilities in 2019, resulting from the adoption of IFRS 16 Leases on January 1, 2019. Refer Note 5: Recent Accounting Pronouncements to the Company's consolidated financial statements for further information.

In the year ended December 31, 2019, net cash flows used in financing activities were primarily impacted by the repayment of debt in the third quarter following the sale of the Chapada mine, including the total outstanding balance on the revolving credit facility and approximately $415.0 million of certain of the Company's outstanding senior notes. Net debt repayments in the comparable year were only $26.5 million. Net cash flows used in financing activities also included payments of interest and dividends in both years, and the repayment of lease liabilities in 2019 (see above).

CAPITAL RESOURCES

The capital of the Company consists of items included in shareholders’ equity and debt obligations, net of cash and cash equivalents, as follows:

As at, (In millions of US Dollars)	December 31, 2019	December 31, 2018
Shareholders’ equity	$4,219.9	$4,024.0
Debt	1,047.9	1,758.7
	5,267.8	5,782.7
Less: Cash and cash equivalents	(158.8)	(98.5)
	$5,109.0	$5,684.2

In order to maintain or adjust its capital structure, the Company may, upon approval from its Board of Directors, issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.

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CONTRACTUAL OBLIGATIONS AND COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at December 31, 2019, including the impact of IFRS 16 in capital and other financial commitments, shown on an undiscounted basis:

(In millions of US Dollars)	Within 1 year	Years 2 and 3	Years 4 and 5	After 5 years	Total
Debt
Repayment of principal	$56.2	$190.7	$528.3	$282.9	$1,058.0
Interest	48.4	88.7	51.1	38.7	227.0
Capital and other financial commitments	57.8	33.3	5.5	1.6	98.2
Environmental rehabilitation obligations	5.9	18.4	18.7	333.9	376.9
	$168.3	$331.1	$603.6	$657.1	$1,760.1
(i)Additionally, as at December 31, 2019, the Company had outstanding letters of credit totalling $70.1 million (C$91.1 million) representing guarantees for environmental rehabilitation obligations and road construction relating to the Company’s share of mining interest in Canadian Malartic, and $13.6 million representing guarantees for reclamation obligations relating to the Company's US properties.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There are no first preference shares issued or outstanding. Under the Company's normal course issuer bid, the Company is able to purchase up to 47,513,266 common shares no later than May 5, 2020. The table below summarizes the Company's common shares and securities convertible into common shares as at the following dates:

As at, (thousands of units)	February 7, 2020	December 31, 2019
Common shares issued and outstanding	950,607	950,435
Share options outstanding	1,164	1,286
Restricted share units	2,985	2,448

8. ECONOMIC TRENDS, BUSINESS RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous risks as a result of the inherent nature of the business, global economic trends and the influences of local social, political, environmental and economic conditions in the various geographical areas of operation. As such, the Company is subject to several financial and operational risks that could have a significant impact on its profitability, financial instruments and levels of operating cash flows. The Company manages its exposure to these risks in accordance with its Risk Management Policy.

Below is a summary of the principal financial risks and related uncertainties facing the Company. Readers are also encouraged to read and consider the risk factors more particularly described in the latest available Company’s Annual Information Form. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

METAL PRICE RISK

Gold Price Two-Year Trend (LBMA p.m. price: USD per oz of gold)

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$1,550
$1,450
$1,350
$1,250
$1,150
Jan-18
Feb-18
Mar-18
Apr-18
May-18
Jun-18
Jul-18
Aug-18
Sep-18
Oct-18
Nov-18
Dec-18
Jan-19
Feb-19
Mar-19
Apr-19
May-19
Jun-19
Jul-19
Aug-19
Sep-19
Oct-19
Nov-19
Dec-19

Gold Price - Market Update

For the quarter ended December 31, 2019, spot gold prices averaged $1,480 per ounce, representing an increase of 21% compared to $1,226 per ounce in the fourth quarter of 2018. Prices ranged between $1,452 and $1,517 per ounce during the fourth quarter of 2019. As at December 31, 2019, the closing price was $1,515 per ounce.

Gold prices moved higher in the fourth quarter of 2019. Lower rates across the globe, along with continued trade concerns between the US and China and growing levels of negative yielding debt globally continue to support prices. Easing monetary policies combined with many governments facing challenging fiscal situations and elevated levels of debt, should be supportive of gold over the longer term. In the short-term, gold prices are likely be driven by the changing sentiment as to the monetary policy path of the US Fed and US Treasury yields, equity market volatility, developments on global trade and geopolitical concerns.

Central banks continue to be net buyers, with 2019 being the second largest year of purchases this decade. Russia, Turkey, Poland, and China are notable buyers. It is expected that central banks will continue to be net buyers for the foreseeable future as diversification remains key in order to mitigate risk from ongoing geopolitical and economic uncertainty.

CURRENCY RISK

Currency fluctuations may affect the Company’s capital costs and the costs that the Company incurs at its operations. Gold is sold throughout the world based principally on a US Dollar price, but a portion of the Company’s operating and capital expenses are incurred in Brazilian Reais, Argentine Pesos, Chilean Pesos and Canadian Dollars. The appreciation of these foreign currencies against the US Dollar would increase the costs of production at such mining operations, which could materially and adversely affect the Company’s earnings and financial condition. The Company may enter into forward contracts or other risk management strategies, from time to time, to hedge against the risk of an increase in the value of foreign currencies in the jurisdictions in which the Company operates.

US Dollar - Market Update

The following summarizes the movement in key currencies vis-à-vis the US Dollar (source: Bloomberg):

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The Brazilian Real, Argentine Peso and the Chilean Peso all weakened against the US Dollar during the three months ended December 31, 2019, while the Canadian Dollar strengthened modestly.

	Average Exchange Rate						Period-end Exchange Rate
	For the three months ended December 31,			For the year ended December 31,			As at December 31,	As at December 31,
	2019	2018	% (i)	2019	2018	% (i)	2019	2018	% (i)
USD-CAD	1.3200	1.3216	-0.1%	1.3269	1.2961	2.4%	1.2988	1.3637	-4.8%
USD-BRL	4.1173	3.8112	8.0%	3.9451	3.6550	7.9%	4.0307	3.8745	4.0%
USD-ARG	59.387	37.112	60.0%	48.2446	30.7165	57.1%	59.890	37.668	59.0%
USD-CLP	755.98	680.55	11.1%	703.25	654.63	7.4%	748.74	693.60	7.9%
(i)Positive variance represents the US Dollar increase in value relative to the foreign currency.

As at December 31, 2019, the Company had zero-cost collar contracts, which allow the Company to participate in exchange rate movements between two strikes, as follows:

	Average call price (i)	Average put strike price (i)	Total (ii)
Brazilian Real to USD
January 2020 to December 2020	R$ 3.87	R$ 4.36	R$ 192.9 million
January 2021 to June 2021	R$ 3.85	R$ 4.31	R$ 93.0 million
(i)R$ = Brazilian Reais.
(ii)Evenly split by month.

In addition, as at December 31, 2019, the Company had forward contracts as follows:

	Average forward price (i)	Total (ii)
Brazilian Real to USD
January 2020 to December 2020	R$ 4.06	R$ 133.2 million
January 2021 to June 2021	R$ 4.07	R$ 93.0 million
Chilean Peso to USD
January 2020 to December 2020	CLP 740.19	CLP 69.6 billion
(i)R$ = Brazilian Reais, CLP = Chilean Pesos.
(ii)Evenly split by month.

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OTHER FINANCIAL STATEMENT RISKS

Credit and Counterparty Risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial instrument. The Company is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold the Company’s cash and short-term investments; (ii) companies that have payables to the Company, including concentrate and bullion customers; (iii) providers of risk management services (including hedging arrangements); (iv) shipping service providers that move the Company’s material; (v) the Company’s insurance providers; (vi) refineries contracted that hold and process the Company's precious metals; and (vii) the Company’s lenders. The Company seeks to limit counterparty risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. In addition, credit risk is further mitigated in specific cases by maintaining the ability to novate contracts from lower quality credit counterparties to those with higher credit ratings. For cash and cash equivalents and trade and other receivables, credit risk is represented by the carrying amount on the consolidated balance sheets.

Liquidity and Interest Rate Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. Under the terms of the Company's trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk through the implementation of its Capital Management Policy by managing its capital expenditures, forecast and operational cash flows, and by maintaining adequate lines of credit. The Company manages its capital structure and adjusts it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances. As part of the capital allocation strategy, the Company examines opportunities to divest assets that do not meet the Company’s investment criteria. The Company is exposed to interest rate risk on its variable rate debt and may enter into interest rate swap agreements to hedge this risk. The Company did not have any interest rate swaps as at December 31, 2019.

9. CONTINGENCIES

The Company is currently subject to litigation proceedings as disclosed in Note 35 to the Company's consolidated financial statements, and may be involved in disputes with other parties in the future that may result in litigation. If the Company is unable to resolve these disputes favorably, it may have a material adverse impact on the Company's financial condition, cash flow and results of operations.

10. CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). The significant accounting policies applied and recent accounting pronouncements are described in Note 3 and Note 5, respectively, to the Company's consolidated financial statements for the year ended December 31, 2019.

In preparing the consolidated financial statements in accordance with IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the Company's consolidated financial statements. Actual future outcomes may differ from present estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

The critical judgements and key sources of estimation uncertainties in the application of accounting policies during the year ended December 31, 2019 are disclosed in Note 4 to the Company's consolidated financial statements for the year ended December 31, 2019.

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11. NON-GAAP PERFORMANCE MEASURES

The Company has included certain non-GAAP performance measures to supplement its consolidated financial statements that are presented in accordance with IFRS, including the following:

•Cash costs per GEO sold;
•All-in sustaining costs per GEO sold;
•Net debt;
•Net free cash flow;
•Average realized price per ounce of gold/silver sold; and
•Average realized price per pound of copper sold.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

GEO PRODUCTION AND SALES

Production and sales of silver are treated as a gold equivalent in determining a combined precious metal production or sales unit, commonly referred to as gold equivalent ounces ("GEO"). Specifically, guidance GEO produced are calculated by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production. Actual GEO production and sales calculations are based on an average realized gold to silver price ratio for the relevant period.

CASH COSTS AND ALL-IN SUSTAINING COSTS

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities.

The measure of cash costs and all-in sustaining costs ("AISC"), along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial measure. The terms "cash costs per GEO sold" and "AISC per GEO sold" do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. Non-GAAP financial measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs. The Company believes that such measure provides useful information about its underlying Cash costs of operations. Cash costs are computed on a weighted average basis as follows:

•Cash costs per GEO sold - The total costs used as the numerator of the unitary calculation represent cost of sales excluding DDA, net of treatment and refining charges. The attributable cost is calculated net of by-products by applying copper and zinc net revenues, which are incidental to the production of precious metals, as a credit to GEO sold, thereby allowing the Company’s management and stakeholders to assess net costs of precious metal sales. These costs are then divided by GEO sold.

AISC figures are calculated in accordance with a standard developed by the World Gold Council (“WGC”) (a non-regulatory, market development organization for the gold industry). Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

AISC seeks to represent total sustaining expenditures of producing and selling GEO from current operations. The total costs used as the numerator of the unitary calculation represent cash costs (as defined above), and includes cost components of mine sustaining capital expenditures including stripping and underground mine development, corporate and mine-site general and administrative expense, sustaining mine-site exploration and evaluation expensed and capitalized and accretion and
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amortization of reclamation and remediation. AISC do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, borrowing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of AISC does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods. AISC are computed on a weighted average basis as follows:

•AISC per GEO sold - reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the GEO production and sales activities but net of by-product revenue credits from sales of copper and zinc.

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Reconciliation of Cost of Sales to Cash Costs and AISC

Cash Costs & AISC (i) - Yamana Mines (iii) Reconciliation	For the three months ended December 31, 2019			For the three months ended December 31, 2018
(In millions of US Dollars except GEO and per GEO amounts)	Total	GEO - Yamana Mines	Other Mines and Copper	Total	GEO - Yamana Mines	Other Mines and Copper
Cost of sales excluding DDA (ii)	$169.4	$169.1	$0.3	$266.2	$172.3	$93.9
DDA (ii)	119.0	119.0	—	130.9	118.1	12.7
Total cost of sales	$288.4	$288.0	$0.3	$397.1	$290.5	$106.6
DDA		(119.0)			(118.1)
Total cash costs		$169.1			$172.3
AISC adjustments:
Corporate or regional G&A costs, including share-based remuneration		20.2			17.4
Reclamation & remediation - accretion & amortization		5.3			3.8
Capital exploration		11.7			13.7
Exploration and study costs		1.9			1.7
Capitalized stripping & underground mine development		22.7			18.2
Other sustaining capital expenditures		23.9			20.7
Leases (IFRS 16 Adjustment)		6.1			—
Total AISC		$260.8			$247.8
Commercial GEO (i)		257,904			263,850
Cost of sales excl. DDA per GEO sold		$656			$653
DDA per GEO sold		$461			$448
Total cost of sales per GEO sold		$1,117			$1,101
Cash cost per GEO sold		$656			$653
AISC per GEO sold		$1,011			$939

Cash Costs & AISC (i) - Total Yamana (iv) Reconciliation	For the year ended December 31, 2019			For the three months ended December 31, 2018
(In millions of US Dollars except GEO and per GEO amounts)	Total	GEO - Total Yamana	Other Mines and Copper	Total	GEO - Total Yamana	Other Mines and Copper
Cost of sales excluding DDA (ii)	$169.4	$169.2	$0.2	$266.2	$210.0	$56.2
DDA (ii)	119.0	119.0	—	130.9	120.6	10.3
Total cost of sales	$288.4	$288.1	$0.2	$397.1	$330.6	$66.5
DDA		(119.0)			(120.6)
Treatment and refining charges		—			1.5
Total cash costs		$169.2			$211.5
AISC adjustments:
Corporate or regional G&A costs, including share-based remuneration		20.2			18.0
Reclamation & remediation - accretion & amortization		5.3			4.6
Capital exploration		11.7			16.0
Exploration and study costs		1.9			2.0
Capitalized stripping & underground mine development		22.7			21.4
Other sustaining capital expenditures		23.9			23.2
Leases (IFRS 16 Adjustment)		6.1			—
Total AISC		$260.9			$296.6
Commercial GEO (i)		257,743			321,948
Cost of sales excl. DDA per GEO sold		$656			$652
DDA per GEO sold		$462			$375
Total cost of sales per GEO sold		$1,118			$1,027
Cash cost per GEO sold		$656			$657
AISC per GEO sold		$1,012			$921

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Cash Costs & AISC (i) - Yamana Mines (iii) Reconciliation	For the year ended December 31, 2019			For the year ended December 31, 2018
(In millions of US Dollars except GEO and per GEO amounts)	Total	GEO - Yamana Mines	Other Mines and Copper	Total	GEO - Yamana Mines	Other Mines and Copper
Cost of sales excluding DDA (ii)	$782.8	$671.7	$111.1	$1,010.0	$607.9	$402.1
DDA (ii)	471.7	458.8	12.9	438.3	366.8	71.5
Total cost of sales	$1,254.4	$1,130.5	$124.0	$1,448.3	$974.7	$473.6
DDA		(458.8)			(366.8)
Treatment and refining charges		0.7			—
Total cash costs		$672.4			$607.9
AISC adjustments:
Corporate or regional G&A costs, including share-based remuneration		77.2			67.4
Reclamation & remediation - accretion & amortization		22.6			14.8
Capital exploration		50.8			48.2
Exploration and study costs		5.1			7.4
Capitalized stripping & underground mine development		86.3			77.6
Other sustaining capital expenditures		55.2			53.8
Leases (IFRS 16 Adjustment)		19.9			—
Total AISC		$989.3			$877.1
Commercial GEO (i)		990,005			879,084
Cost of sales excl. DDA per GEO sold		$678			$692
DDA per GEO sold		$463			$417
Total cost of sales per GEO sold		$1,142			$1,109
Cash costs per GEO sold		$679			$692
AISC per GEO sold		$999			$998

Cash Costs & AISC (i) - Total Yamana (iv) Reconciliation	For the year ended December 31, 2019			For the year ended December 31, 2018
(In millions of US Dollars except GEO and per GEO amounts)	Total	GEO - Total Yamana	Other Mines and Copper	Total	GEO - Total Yamana	Other Mines and Copper
Cost of sales excluding DDA (ii)	$782.8	$691.6	$91.2	$1,010.0	$749.5	$260.5
DDA (ii)	471.7	461.2	10.5	438.3	391.9	46.4
Total cost of sales	$1,254.4	$1,152.8	$101.7	$1,448.3	$1,141.4	$306.9
DDA		(461.2)			(391.9)
Treatment and refining charges		2.4			4.9
Total cash costs		$693.9			$754.4
AISC adjustments:
Corporate or regional G&A costs, including share-based remuneration		77.3			69.6
Reclamation & remediation - accretion & amortization		23.2			19.0
Capital exploration		51.1			57.7
Exploration and study costs		5.2			8.0
Capitalized stripping & underground mine development		90.5			89.3
Other sustaining capital expenditures		55.9			59.7
Leases (IFRS 16 Adjustment)		20.1			—
Total AISC		$1,017.1			$1,057.7
Commercial GEO (i)		1,039,583			1,089,804
Cost of sales excl. DDA per GEO sold		$665			$688
DDA per GEO sold		$444			$360
Total cost of sales per GEO sold		$1,109			$1,047
Cash cost per GEO sold		$667			$692
AISC per GEO sold		$978			$971

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Cash Costs & AISC (i) - Operating Segments Reconciliation		For the three months ended December 31, 2019
(In millions of US Dollars except GEO and per GEO amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corp. Office, Other Mines & Copper
Cost of sales excluding DDA (ii)	$169.4	$53.1	$23.4	$37.0	$35.7	$19.8	$0.5
DDA (ii)	119.0	34.9	12.0	29.5	31.8	8.8	2.0
Total cost of sales	$288.4	$88.0	$35.4	$66.5	$67.5	$28.6	$2.5
DDA		(34.9)	(12.0)	(29.5)	(31.8)	(8.8)
Total cash costs		$53.1	$23.4	$37.0	$35.7	$19.8
AISC adjustments:
Corporate or regional G&A costs, including share-based remuneration		1.0	0.3	1.2	0.4	0.3
Reclamation & remediation - accretion & amortization		2.3	0.7	0.9	0.3	1.2
Capital exploration		0.1	2.7	3.8	2.8	2.3
Exploration and study costs		—	0.1	—	—	—
Capitalized stripping & underground mine development		3.1	4.0	6.5	6.1	3.0
Other sustaining capital expenditures		10.4	4.1	5.4	1.6	0.6
Leases (IFRS 16 Adjustment)		0.1	1.2	1.3	2.4	0.5
Total AISC		$70.1	$36.6	$56.1	$49.3	$27.7
Commercial GEO (i)		84,673	44,293	45,690	63,552	19,696
Cost of sales excl. DDA per GEO sold		$627	$529	$811	$562	$1,005
DDA per GEO sold		$412	$270	$646	$500	$445
Total cost of sales per GEO sold		$1,039	$799	$1,456	$1,062	$1,450
Cash cost per GEO sold		$627	$529	$811	$562	$1,005
AISC per GEO sold		$828	$827	$1,228	$775	$1,411

Cash Costs & AISC (i) - Operating Segments Reconciliation		For the three months ended December 31, 2018
(In millions of US Dollars except GEO and per GEO amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corp. Office, Other Mines & Copper
Cost of sales excluding DDA (ii)	$266.2	$52.6	$23.8	$38.1	$40.4	$17.5	$93.8
DDA (ii)	130.9	34.7	15.7	29.5	26.2	10.3	14.5
Total cost of sales	$397.1	$87.3	$39.5	$67.6	$66.6	$27.8	$108.3
DDA		(34.7)	(15.7)	(29.5)	(26.2)	(10.3)
Total cash costs		$52.6	$23.8	$38.1	$40.4	$17.5
AISC adjustments:
Corporate or regional G&A costs, including share-based remuneration		1.3	0.4	1.0	0.4	0.3
Reclamation & remediation - accretion & amortization		1.2	0.7	0.1	0.7	1.0
Capital exploration		0.4	1.7	3.0	4.7	3.9
Exploration and study costs		0.2	—	—	—	—
Capitalized stripping & underground mine development		4.2	3.5	2.0	5.6	2.9
Other sustaining capital expenditures		7.2	1.6	7.5	1.8	1.4
Total AISC		$67.1	$31.7	$51.7	$53.6	$27.0
Commercial GEO (i)		89,626	34,934	63,443	51,965	23,882
Cost of sales excl. DDA per GEO sold		$587	$681	$601	$777	$731
DDA per GEO sold		$388	$451	$466	$503	$433
Total cost of sales per GEO sold		$974	$1,132	$1,067	$1,280	$1,164
Cash costs per GEO sold		$587	$681	$601	$777	$731
AISC per GEO sold		$748	$906	$816	$1,031	$1,129

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Cash Costs & AISC (i) - Operating Segments Reconciliation		For the year ended December 31, 2019
(In millions of US Dollars except GEO and per GEO amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corp. Office, Other Mines & Copper
Cost of sales excluding DDA (ii)	$782.8	$198.9	$94.9	$153.8	$153.4	$70.6	$111.2
DDA (ii)	471.7	135.4	56.7	121.7	102.0	35.7	20.2
Total cost of sales	$1,254.5	$334.4	$151.6	$275.5	$255.4	$106.3	$131.4
DDA		(135.4)	(56.7)	(121.7)	(102.0)	(35.7)
Treatment and refining charges		—	—	0.7	—	—
Total cash costs		$199.0	$94.9	$154.5	$153.4	$70.6
AISC adjustments:
Corporate or regional G&A costs, including share-based remuneration		3.9	1.3	4.7	0.7	0.5
Reclamation & remediation - accretion & amortization		9.0	3.4	3.5	2.1	4.6
Capital exploration		0.8	6.3	16.2	18.1	9.5
Exploration and study costs		0.2	0.2	—	—	—
Capitalized stripping & underground mine development		16.1	16.6	15.8	26.2	11.6
Other sustaining capital expenditures		29.1	7.9	7.7	4.6	1.6
Leases (IFRS 16 Adjustment)		0.5	4.7	4.2	6.8	2.3
Total AISC		$258.6	$135.3	$206.6	$211.9	$100.7
Commercial GEO (i)		330,851	160,142	213,077	211,231	74,705
Cost of sales excl. DDA per GEO sold		$601	$593	$722	$726	$945
DDA per GEO sold		$409	$354	$571	$483	$478
Total cost of sales per GEO sold		$1,011	$947	$1,293	$1,209	$1,423
Cash cost per GEO sold		$601	$593	$725	$726	$945
AISC per GEO sold		$782	$845	$969	$1,003	$1,346

Cash Costs & AISC (i) - Operating Segments Reconciliation		For the year ended December 31, 2018
(In millions of US Dollars except GEO and per GEO amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corp. Office, Other Mines & Copper
Cost of sales excluding DDA (ii)	$1,010.0	$200.4	$95.7	$66.1	$171.0	$74.7	$402.1
DDA (ii)	438.3	137.8	41.4	49.1	92.9	39.2	77.9
Total cost of sales	$1,448.3	$338.2	$137.1	$115.2	$263.9	$113.9	$480.0
DDA		(137.8)	(41.4)	(49.1)	(92.9)	(39.2)
Total cash costs		$200.4	$95.7	$66.1	$171.0	$74.7
AISC adjustments:
Corporate or regional G&A costs, including share-based remuneration		4.8	0.9	1.4	0.6	1.0
Reclamation & remediation - accretion & amortization		4.9	2.7	0.2	3.0	4.0
Capital exploration		4.0	5.9	6.4	17.9	14.0
Exploration and study costs		0.3	0.2	—	—	—
Capitalized stripping & underground mine development		23.7	14.9	3.3	25.4	10.4
Other sustaining capital expenditures		22.7	6.1	11.7	6.5	4.1
Total AISC		$260.8	$126.4	$89.1	$224.4	$108.2
Commercial GEO (i)		349,923	141,780	105,128	200,804	81,449
Cost of sales excl. DDA per GEO sold		$573	$675	$629	$851	$917
DDA per GEO sold		$394	$292	$467	$462	$481
Total cost of sales per GEO sold		$967	$967	$1,096	$1,314	$1,398
Cash costs per GEO sold		$573	$675	$629	$851	$917
AISC per GEO sold		$746	$891	$848	$1,117	$1,327
(i)GEO assumes gold ounces plus the gold equivalent of silver ounces using a ratio of 85.54 and 86.02 for the three months and year ended December 31, 2019, respectively, and 81.30 and 79.60 for the three months and year ended December 31, 2018, respectively.
(ii)Cost of sales excluding DDA includes the impact of the movement in inventory (non-cash item). Information related to GAAP values of cost of sales excluding DDA, DDA and total cost of sales are derived from the consolidated statements of operations and Note 7: Segment Information to the Company's consolidated financial statements. Other Mines includes Brio and Gualcamayo for the comparative period.
(iii)Yamana Mines includes those mines in the Company's portfolio as of December 31, 2019: Canadian Malartic, Jacobina, Cerro Moro, El Peñón and Minera Florida.
(iv)Total Yamana includes Yamana Mines; and Chapada, and Gualcamayo, which were divested in July 2019 and December 2018, respectively.

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NET DEBT

The Company uses the financial measure "net debt", which is a non-GAAP financial measure, to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The non-GAAP financial measure of net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Net debt is calculated as the sum of the current and non-current portions of long-term debt net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below:

As at, (In millions of US Dollars)	December 31, 2019	December 31, 2018
Debt
Non-current portion	$991.7	$1,756.8
Current portion	56.2	1.9
Total debt	$1,047.9	$1,758.7
Less: Cash and cash equivalents	(158.8)	(98.5)
Net debt	$889.1	$1,660.2

NET FREE CASH FLOW

The Company uses the financial measure "net free cash flow", which is a non-GAAP financial measure, to supplement information in its consolidated financial statements. Net free cash flow does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of net free cash flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Net free cash flow is calculated as cash flows from operating activities adjusted for advance payments received pursuant to metal purchase agreements, non-discretionary expenditures from sustaining capital expenditures and interest paid related to the current period.

	For the three months ended December 31,		For the year ended December 31,
(In millions of US Dollars)	2019	2018	2019	2018
Cash flows from operating activities	$201.7	$114.8	$521.8	$404.2
Adjustments to operating cash flows:
Deferred revenue recognized on copper prepay, streaming arrangements and other net of advance payments received (i)	4.2	37.5	79.4	(28.3)
Other payments (ii)	—	33.2	8.3	108.0
Non-discretionary items related to the current period
Sustaining capital expenditures	(46.6)	(52.5)	(166.7)	(187.8)
Interest paid	(22.8)	(27.0)	(84.4)	(76.3)
Net free cash flow	$136.5	$106.0	$358.4	$219.8
(i)Adjustment represents non-cash deferred revenue recognized in respect of metal sales agreements, the cash payments for which, were received in previous periods and which were similarly reduced for comparability. Of the total deferred revenue recognized, $53.2 million was attributable to the copper advanced sales program during the first two quarters of 2019, and $1.3 million and $9.4 million was attributable to pre-existing copper and silver streaming arrangements, for the three months and year ended December 31, 2019, respectively.
(ii)Included in other payments for the three months and year ended December 31, 2018 are one-time payments made to the Brazilian tax authorities of $33.3 million and $101.3 million, respectively.

AVERAGE REALIZED METAL PRICES

The Company uses the financial measures "average realized gold price", "average realized silver price" and "average realized copper price", which are non-GAAP financial measures, to supplement its consolidated financial statements. Average realized price does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not
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meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal price represents the sale price of the underlying metal before deducting treatment and refining charges, and other quotational and pricing adjustments. Average realized prices are calculated as the revenue related to each of the metals sold, i.e. gold, silver and copper, divided by the quantity of the respective units of metals sold, i.e. gold ounce, silver ounce and copper pound. Reconciliations of average realized metal prices to revenue are provided below:

For the three months ended December 31,	2019				2018
(In millions of US Dollars; unless otherwise noted)	Total	Gold	Silver	Copper	Total	Gold	Silver	Copper
Revenue	$383.8	$332.0	$51.5	$0.3	$483.4	$347.9	$44.7	$90.8
Treatment and refining charges of concentrate	—	—	—	—	10.1	1.5	—	8.6
Metal price adjustments related to concentrate revenue	(0.6)	(0.5)	(0.1)	—	2.8	(0.6)	—	3.4
Other adjustments	—	—	—	—	(0.1)	(0.1)	—	—
Gross revenue	$383.3	$331.5	$51.4	$0.4	$496.2	$348.7	$44.7	$102.8

Commercial gold/silver ounces, million pounds of copper sold		223,433	2,935,673	0.2		284,420	3,065,102	35.5
Revenue per gold/silver ounce, pound of copper sold		$1,486	$17.55	$1.88		$1,223	$14.59	$2.56
Average Realized Price per gold/silver ounce, pound of copper sold		$1,484	$17.50	$2.11		$1,226	$14.59	$2.90

For the year ended December 31,	2019				2018
(In millions of US Dollars; unless otherwise noted)	Total	Gold	Silver	Copper	Total	Gold	Silver	Copper
Revenue	$1,612.2	$1268.7	$180.6	$162.9	$1,798.5	$1,357.5	$107.6	$333.4
Treatment and refining charges of concentrate	13.0	1.7	0.6	10.7	34.6	4.9	—	29.7
Metal price adjustments related to concentrate revenue	(10.3)	(6.0)	(2.1)	(2.2)	6.8	0.1	—	6.6
Other adjustments	—	—	—	—	0.3	0.3	—	—
Gross revenue	$1,614.9	$1264.4	$179.1	$171.3	$1,840.2	$1,362.8	$107.6	$369.7

Commercial gold/silver ounces, million pounds of copper sold		911,708	11,009,552	59.9		1,075,214	7,000,887	123.6
Revenue per gold/silver ounce, pound of copper sold		$1,392	$16.39	$2.72		$1,263	$15.37	$2.70
Average Realized Price per gold/silver ounce, pound of copper sold		$1,387	$16.26	$2.86		$1,267	$15.37	$2.99

ADDITIONAL LINE ITEMS OR SUBTOTALS IN FINANCIAL STATEMENTS

The Company uses the following additional line items and subtotals in the consolidated financial statements as contemplated in IAS 1: Presentation of Financial Statements:

•Gross margin excluding depletion, depreciation and amortization - represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization. This additional measure represents the cash contribution from the sales of metals before all other operating expenses and DDA, in the reporting period.
•Mine operating earnings/loss - represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.
•Operating earnings/loss - represents the amount of earnings/loss before net finance costs, other income/costs and income tax expense/recovery. This measure represents the amount of financial contribution, net of all expenses directly attributable to mining operations and overheads. Finance costs and other income/costs are not classified as expenses directly attributable to mining operations.
•Cash flows from operating activities before income taxes paid and net change in working capital - excludes the payments made during the period related to income taxes and tax related payments and the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. Working capital and income taxes can be volatile due to numerous factors, such as the timing of payment and receipt. As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this
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additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for income taxes paid and tax related payments and the working capital change during the reporting period.
•Cash flows from operating activities before net change in working capital - excludes the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. Working capital can be volatile due to numerous factors, such as the timing of payment and receipt. As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for the working capital change during the reporting period.

The Company’s management believes that this presentation provides useful information to investors because gross margin excluding depletion, depreciation and amortization excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), cash flows from operating activities before net change in working capital excludes the movement in working capital items, mine operating earnings excludes expenses not directly associated with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the Company’s cash flows from operating activities and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.

12. DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s President and Chief Executive Officer, and Senior Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Conduct, our Insider Trading Policy, our Corporate Controls Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the Canadian Securities Administrators (or Canadian securities regulatory authorities) and the U.S. Securities and Exchange Commission (or the SEC). The evaluation included documentation review, inquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this Management’s Discussion and Analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective "internal control over financial reporting" as such term is defined in the rules of the Canadian Securities Administrators and the SEC. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes:

•Maintaining records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
•Providing reasonable assurance that transactions are recorded as necessary for preparation of our consolidated financial statements in accordance with generally accepted accounting principles;
•Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
•Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

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The Company's management, with the participation of its President and Chief Executive Officer, and Senior Vice President, Finance and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting. In making this assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management and the President and Chief Executive Officer and Senior Vice President, Finance and Chief Financial Officer, have concluded that, as of December 31, 2019, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the year ended December 31, 2019.

CHANGES IN INTERNAL CONTROLS

During the year ended December 31, 2019, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between December 31, 2019, and December 31, 2018, and results of operations for the periods ended December 31, 2019, and December 31, 2018.

This Management’s Discussion and Analysis has been prepared as of February 13, 2020. The consolidated financial statements prepared in accordance with IFRS as issued by the IASB follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the annual audited consolidated financial statements and notes thereto as at and for the year ended December 31, 2019 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the Financial Statements and the most recent Annual Information Form for the year ended December 31, 2018 on file with the Securities Commissions of all of the provinces in Canada and which are included in the 2018 Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis. All Dollar amounts in the Management’s Discussion and Analysis are in US Dollars, unless otherwise specified.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, results of feasibility studies, repayment of debt or updates regarding mineral reserves and mineral resources. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver, copper and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes
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in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Scientific and technical information contained in this Management’s Discussion and Analysis has been reviewed and approved by Sébastien Bernier, P.Geo (Senior Director, Geology and Mineral Resources). Sébastien Bernier is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2018 and other continuous disclosure documents filed by the Company since January 1, 2019 available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

CAUTIONARY STATEMENT TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”). For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

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